UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________

FORM
6-K

REPORT OF FOREIGN PRIVATE

ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2022

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Second Quarter 2022

Report of UBS AG, which appears immediately following this
page.

Corporate calendar UBS AG
Publication of the third   quarter 202 2   report:   Friday, 2 8   October   202 2
Publication dates of future quarterly and annual reports

and results are made
available as part of the corporate calendar of

UBS AG at ubs.com/investors

Contacts
Switchboards
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ubs.com/contact
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New York +1-212-821 3000
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Singapore +65-6495 8000
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manages relationships with
institutional investors, research
analysts and credit rating agencies.

ubs.com/investors
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ubs-media-relations@ubs.com
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Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2022. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.

3
Introduction
1.
Risk and capital

management
6
Risk management and control
7
Capital management
2.
Consolidated
financial statements
12
UBS AG interim consolidated financial
statements (unaudited)
3.
UBS AG standalone
financial information
54
UBS AG interim standalone financial
information (unaudited)
Appendix
57
Alternative performance measures
60
Abbreviations frequently used in our
financial reports
62
Information sources
63
Cautionary statement

UBS AG Second quarter 2022 report
  2
UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.6.22 31.3.22 31.12.21 30.6.21 30.6.22 30.6.21
Results
Total revenues

9,036

9,494

8,819

8,991

18,529

17,798
Credit loss expense /

(release)

7

18

(27)

(80)

25

(108)
Operating expenses

6,577

6,916

7,227

6,589

13,492

13,274
Operating profit /

(loss)

before tax

2,452

2,559

1,619

2,481

5,012

4,632
Net profit /

(loss)

attributable to shareholders

1,964

2,004

1,255

1,913

3,968

3,623
Profitability and growth
Return on equity (%)

13.9

13.8

8.7

13.6

13.9

12.7
Return on tangible equity (%)

15.7

15.5

9.8

15.3

15.6

14.3
Return on common equity tier 1 capital (%)

18.7

19.3

12.1

19.4

19.0

18.6
Return on leverage ratio denominator, gross (%)

3.4

3.5

3.3

3.5

3.5

3.4
Cost /

income ratio (%)

72.8

72.8

81.9

73.3

72.8

74.6
Net profit growth (%)

2.6

17.2

(19.7)

60.3

9.5

38.5
Resources
Total assets

1,112,474

1,139,876

1,116,145

1,085,861

1,112,474

1,085,861
Equity attributable to shareholders

54,746

57,962

58,102

55,361

54,746

55,361
Common equity tier 1 capital
1

42,317

41,577

41,594

40,190

42,317

40,190
Risk

-weighted

assets
1

313,448

309,374

299,005

290,470

313,448

290,470
Common equity tier 1 capital ratio (%)
1

13.5

13.4

13.9

13.8

13.5

13.8
Going concern capital ratio (%)
1

18.0

18.1

18.5

19.1

18.0

19.1
Total loss-absorbing

capacity ratio (%)
1

32.8

33.1

33.3

34.6

32.8

34.6
Leverage ratio denominator
1

1,024,811

1,072,766

1,067,679

1,039,375

1,024,811

1,039,375
Common equity tier 1 leverage ratio (%)
1

4.13

3.88

3.90

3.87

4.13

3.87
Other
Invested assets (USD

bn)
2

3,912

4,380

4,596

4,485

3,912

4,485
Personnel (full-time

equivalents)

46,807

47,139

47,067

47,227

46,807

47,227
1 Based on the Swiss systemically

relevant bank

framework

as of 1 January 2020.

Refer to the “Capital management”

section of this report

for more information.

2 Consists of invested assets for

Global Wealth
Management, Asset Management and Personal & Corporate Banking.

Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more
information.

Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting

standards

or

in

other

applicable

regulations.

We

report

a

number

of

APMs

in

our

external

reports
(annual,

quarterly

and

other

reports).

We

use

APMs

to

provide

a

more

complete

picture

of

our

operating
performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each

APM,

the

method

used

to

calculate

it

and

the

information

content

are

presented

under

“Alternative
performance measures” in the appendix

to this report. Our

APMs may qualify as

non-GAAP measures as defined
by US Securities and Exchange Commission (SEC)

regulations.

Terms used in this report, unless the context requires otherwise
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000

UBS AG Second quarter 2022 report
  3
Introduction
Overview
UBS Group AG

is the

holding company

for the

UBS Group

and the

parent company

of UBS AG.

UBS Group AG
holds

100%

of

the

issued

shares

in

UBS AG.

Financial

information

for

UBS AG

consolidated

does

not

differ
materially from that for UBS Group AG consolidated.
This report

includes risk

and capital

management

information for

UBS AG consolidated

and the

interim consolidated
financial statements

for the

quarter ended

30 June 2022.

Regulatory information

for UBS AG

standalone is

provided
in the

30 June 2022

Pillar 3 report,

which will

be available

as of

19 August 2022

under “Pillar 3

disclosures” at
ubs.com/investors.
›

Refer to the UBS Group second quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors,

for
more information
Comparison between UBS Group AG consolidated

and UBS AG consolidated
The

table

on

the

following

page

contains

a

comparison

of

selected

financial

and

capital

information

between
UBS Group AG consolidated and UBS AG consolidated.

The accounting

policies applied under

International Financial

Reporting Standards

(IFRS) to both

the UBS Group AG
and the UBS AG consolidated

financial statements are

identical. However, there

are certain scope and

presentation
differences as noted below.
Assets,

liabilities,

revenues,

operating

expenses

and

tax

expenses

/

(benefits)

relating

to

UBS Group

AG

and

its
directly held

subsidiaries, including

UBS Business

Solutions AG,

are reflected

in the

consolidated financial

statements
of

UBS Group

AG

but

not

of

UBS AG.

UBS AG’s

assets,

liabilities,

revenues

and

operating

expenses

related

to
transactions with UBS Group AG and its directly

held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries,

are not subject to

elimination in the

UBS AG consolidated financial

statements, but are
eliminated in the UBS Group AG consolidated financial

statements.
Differences

in

net

profit

between

UBS Group

AG

consolidated

and

UBS AG

consolidated

mainly

arise

as

UBS
Business Solutions AG

and other

shared services subsidiaries

of UBS Group AG

charge other

legal entities within
the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a

result of certain compensation-related matters,

including pensions.
The equity

of UBS Group

AG consolidated

was USD 2.1bn

higher than

the equity

of UBS AG

consolidated as

of
30 June 2022. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with

the

dividend

distributions

of

UBS Group

AG,

as

well

as

higher

retained

earnings

in

the

UBS Group

AG
consolidated

financial

statements,

largely

related

to

the

aforementioned

markup

charged

by

shared

services
subsidiaries of UBS Group AG to other legal entities

in the UBS AG scope of consolidation. In addition,

UBS Group
AG is the

grantor of

the majority

of the

compensation plans

of the

Group and

recognizes share

premium for

equity-
settled awards granted.

These effects were partly

offset by treasury shares

acquired as part of

our share repurchase
programs and those

held to hedge

share delivery obligations

associated with Group

compensation plans,

as well as
additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group
AG and UBS Business Solutions AG, a wholly

owned subsidiary of UBS Group AG.
The going concern

capital of UBS Group

AG consolidated was

USD 3.5bn higher than

the going concern capital

of
UBS AG consolidated as of 30 June 2022, reflecting

higher common equity tier 1 (CET1) capital of USD 2.5bn

and
going concern loss-absorbing additional tier 1

(AT1) capital of USD 1.1bn.
The CET1

capital of

UBS Group AG

consolidated was USD

2.5bn higher

than that

of UBS AG

consolidated as of
30 June 2022. The higher CET1 capital of UBS Group AG consolidated was primarily due to lower UBS Group

AG
accruals

for

dividends

to

shareholders

and

higher

UBS Group

AG

consolidated

IFRS

equity

of

USD 2.1bn.

The
aforementioned factors

were partly

offset by

compensation-related regulatory capital

accruals at

the UBS Group
AG level.

UBS AG Second quarter 2022 report
  4
The going concern loss-absorbing AT1 capital

of UBS Group AG consolidated was USD 1.1bn

higher than that of
UBS AG consolidated as of

30 June 2022, mainly reflecting

deferred contingent capital

plan awards granted at

the
Group level to eligible

employees for the

performance years 2017

to 2021, partly

offset by four

loss-absorbing AT1
capital instruments on-lent by UBS Group

AG to UBS AG.
›

Refer to “Holding company and significant regulated subsidiaries and sub-groups” under “Complementary financial information” at ubs.com/investors

for an illustration of the consolidation scope differences between UBS AG and
UBS Group AG
›

Refer to the “Capital management” section of this report for more information about differences in the loss-
absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Comparison between UBS Group AG consolidated and UBS AG consolidated
As of or for the quarter ended 30.6.22
USD m, except where indicated
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
Income statement
Total revenues

8,917

9,036

(119)
Credit loss expense /

(release)

7

7

0
Operating expenses

6,295

6,577

(282)
Operating profit /

(loss)

before tax

2,615

2,452

163
of which: Global Wealth Management

1,157

1,130

27
of which: Personal & Corporate Banking

413

409

4
of which: Asset Management

959

959

0
of which: Investment Bank

410

388

22
of which: Group Functions

(324)

(433)

110
Net profit /

(loss)

2,118

1,974

144
of which: net profit /

(loss)

attributable to shareholders

2,108

1,964

144
of which: net profit /

(loss)

attributable to non-controlling

interests

10

10

0
Statement of comprehensive income
Other comprehensive income (1,039) (1,009) (30)
of which: attributable to shareholders (1,011) (981) (30)
of which: attributable to non-controlling

interests
(28) (28) 0
Total comprehensive income 1,079 965 114
of which: attributable to shareholders 1,097 982 114
of which: attributable to non-controlling

interests
(17) (17) 0
Balance sheet
Total assets 1,113,193 1,112,474 719
Total liabilities 1,056,010 1,057,390 (1,380)
Total equity

57,184 55,085 2,099
of which: equity attributable to shareholders 56,845 54,746 2,099 of which: equity attributable to non-controlling

interests
339 339 0
Capital information
Common equity tier 1 capital

44,798

42,317

2,481
Going concern capital

59,907

56,359

3,548
Risk

-weighted

assets

315,685

313,448

2,238
Common equity tier 1 capital ratio (%)

14.2

13.5

0.7
Going concern capital ratio (%)

19.0

18.0

1.0
Total loss-absorbing

capacity ratio (%)

33.7

32.8

0.9
Leverage ratio denominator

1,025,422

1,024,811

612
Common equity tier 1 leverage ratio (%)

4.37

4.13

0.24

UBS AG Second quarter 2022 report
  5
As of or for the quarter ended 31.3.22 As of or for the quarter ended 31.12.21
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)

9,382

9,494

(112)

8,705

8,819

(114)

18

18

0

(27)

(27)

0

6,634

6,916

(282)

7,003

7,227

(224)

2,729

2,559

170

1,729

1,619

109

1,310

1,283

27

563

541

22

428

420

8

365

362

3

174

176

(2)

334

328

6

929

908

21

713

710

3

(112)

(227)

115

(246)

(321)

75

2,144

2,012

132

1,359

1,266

93

2,136

2,004

132

1,348

1,255

93

8

8

0

11

11

0
(2,216) (2,134) (82)

(181)

(197)
16
(2,234) (2,152)

(82)

(177)

(194)

16
18 18 0

(4)

(4)
0
(72) (121)

50

1,178

1,069
109
(98) (148) 50

1,171

1,062
109
26 26 0

7

7
0
1,139,922 1,139,876 46

1,117,182

1,116,145

1,037
1,080,711 1,081,558 (847)

1,056,180

1,057,702

(1,522)
59,212 58,319 893

61,002

58,442

2,559
58,855 57,962 893

60,662

58,102

2,559
356 356 0

340

340

0

44,593

41,577

3,016

45,281

41,594

3,687

60,053

55,956

4,097

60,488

55,434

5,054

312,037

309,374

2,664

302,209

299,005

3,204

14.3

13.4

0.9

15.0

13.9

1.1

19.2

18.1

1.2

20.0

18.5

1.5

34.2

33.1

1.0

34.7

33.3

1.3

1,072,953

1,072,766

186

1,068,862

1,067,679

1,183

4.16

3.88

0.28

4.24

3.90

0.34

UBS AG Second quarter 2022 report |
Risk   and   capital   management   |   Risk   management   and   control   6
Risk and capital management
Management report

Risk management and control
UBS AG consolidated risk profile
The risk profile

of UBS AG consolidated

does not differ

materially from that

of UBS Group AG

consolidated and the
risk

information

provided

in

the

UBS Group

second

quarter

2022

report

is

equally

applicable

to

UBS AG
consolidated.
The credit risk profile of UBS AG consolidated

differs from that of UBS Group AG

consolidated primarily in relation
to receivables

of UBS AG

and UBS Switzerland AG

from UBS Group AG.

The total

banking products exposure

of
UBS AG consolidated

as of

30 June 2022

was USD 0.8bn,

or 0.1%,

higher than

the exposure

of UBS Group AG
consolidated,

compared with USD 1.7bn, or 0.2%, as

of 31 March 2022.
›

Refer to the “Risk management and control” section of the UBS Group second quarter 2022 report for more information
›

Refer to the “Recent developments” section of the UBS Group second quarter 2022 report for more information about our exposure and response to Russia’s

invasion of Ukraine

UBS AG Second quarter 2022 report |
Risk   and   capital   management   |   Capital   management   7
Capital management
Going and gone concern requirements and information
UBS is considered

a systemically relevant

bank (an SRB)

under Swiss banking

law and, on

a consolidated basis,

both
UBS Group AG and UBS AG

are required to comply

with regulations based

on the Basel III framework

as applicable
for Swiss SRBs. The Swiss

SRB framework and requirements

applicable to UBS AG consolidated are

consistent with
those applicable to UBS Group AG consolidated.

The applicable gone concern requirement floor

as of 30 June 2022

was 10% for risk-weighted

assets (RWA) and
3.75% for leverage ratio denominator (LRD) purposes. This

floor was increased by 1.4% for

RWA and 0.75% for
LRD in the first

quarter of 2022.

UBS AG is subject to

going and gone concern

requirements on a

standalone basis.

›

Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual
Report 2021 for more information about the Swiss SRB framework and requirements
›

Refer to “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors and our
30 June 2022 Pillar 3 Report, which will be available as of 19 August 2022 under “Pillar 3 disclosures,” for more information relating to capital and other regulatory information for UBS AG standalone

Swiss SRB going and gone concern requirements and information
As of 30.6.22 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.32
1

44,888

5.00
1

51,241
Common equity tier 1 capital

10.02

31,409

3.50
2

35,868
of which: minimum capital

4.50

14,105

1.50

15,372
of which: buffer capital

5.50

17,240

2.00

20,496
of which: countercyclical buffer

0.02

65
Maximum additional tier 1 capital

4.30

13,478

1.50

15,372
of which: additional tier 1 capital

3.50

10,971

1.50

15,372
of which: additional tier 1 buffer capital

0.80

2,508
Eligible going concern capital
Total going concern capital

17.98

56,359

5.50

56,359
Common equity tier 1 capital

13.50

42,317

4.13

42,317
Total loss-absorbing

additional tier 1 capital

4.48

14,042

1.37

14,042
of which: high-trigger

loss-absorbing

additional tier 1 capital

4.09

12,825

1.25

12,825
of which: low-trigger

loss-absorbing

additional tier 1 capital
3

0.39

1,217

0.12

1,217
Required gone concern capital
Total gone concern loss-absorbing

capacity
4

10.77

33,770

3.78

38,733
of which: base requirement
5

12.86

40,309

4.50

46,116
of which: additional requirement for market share and LRD

1.44

4,514

0.50

5,124
of which: applicable reduction on requirements

(3.53)

(11,053)

(1.22)

(12,508)
of which: rebate granted
6

(3.14)

(9,827)

(1.10)

(11,273)
of which: reduction for usage of low-trigger

tier 2 capital instruments

(0.39)

(1,227)

(0.12)

(1,235)
Eligible gone concern capital
Total gone concern loss-absorbing

capacity

14.78

46,342

4.52

46,342
Total tier 2 capital

0.96

3,009

0.29

3,009
of which: low-trigger

loss-absorbing

tier 2 capital

0.79

2,471

0.24

2,471
of which: non-Basel

III-compliant

tier 2 capital

0.17

538

0.05

538
TLAC-eligible

senior unsecured debt

13.82

43,333

4.23

43,333
Total loss-absorbing

capacity
Required total loss-absorbing

capacity

25.09

78,657

8.78

89,973
Eligible total loss-absorbing

capacity

32.76

102,700

10.02

102,700
Risk

-weighted

assets /

leverage ratio denominator
Risk

-weighted

assets

313,448
Leverage ratio denominator

1,024,811
1 Includes applicable

add-ons

of 1.44%

for RWA and

0.50%

for LRD.

2 Our minimum

CET1 leverage ratio

requirement of 3.5%

consists of a

1.5%

base requirement, a

1.5%

base buffer capital

requirement,
a 0.25%

LRD add-on

requirement and a 0.25%

market

share add-on

requirement based on our Swiss credit business.

3 Existing outstanding low-trigger

AT1 capital instruments qualify as going concern capital at
the UBS AG consolidated level, as agreed

with FINMA, until their first call

date. As of their first

call date, these instruments are eligible

to meet the gone concern requirements.

4 A maximum of 25%

of the gone
concern requirements can be met with instruments

that have a remaining maturity of between one

and two years. Once at

least 75% of the minimum gone concern requirement has

been met with instruments that
have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and

two years remain eligible to be included in the

total gone concern capital.

5 The gone concern
requirement after the application of the rebate for

resolvability measures and the reduction for the

use of higher-quality

capital instruments is floored at 10%

and 3.75% for the RWA-

and LRD-based

requirements,
respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based

requirement of 14.3%

and 1.25 percentage points for the LRD-based

requirement of 5.0%.

6 Based
on the actions we completed up to December 2021 to improve

resolvability, FINMA granted an increase in the rebate

on the gone concern requirement from 55.0%

to 65.0%

of the maximum rebate, effective from
1 July 2022.

UBS AG Second quarter 2022 report |
Risk   and   capital   management   |   Capital   management   8
The table below provides the RWA- and LRD-based requirements and information as of 30 June 2022 for UBS AG consolidated.

Swiss SRB going and gone concern information
USD m, except where indicated 30.6.22 31.3.22 31.12.21
Eligible going concern capital
Total going concern capital

56,359

55,956

55,434
Total tier 1 capital

56,359

55,956

55,434
Common equity tier 1 capital

42,317

41,577

41,594
Total loss-absorbing

additional tier 1 capital

14,042

14,379

13,840
of which: high-trigger

loss-absorbing

additional tier 1 capital

12,825

13,145

11,414
of which: low-trigger

loss-absorbing

additional tier 1 capital

1,217

1,234

2,426
Eligible gone concern capital
Total gone concern loss-absorbing

capacity

46,342

46,520

44,264
Total tier 2 capital

3,009

3,050

3,144
of which: low-trigger

loss-absorbing

tier 2 capital

2,471

2,507

2,596
of which: non-Basel

III-compliant

tier 2 capital

538

543

547
TLAC-eligible

senior unsecured debt

43,333

43,470

41,120
Total loss-absorbing

capacity
Total loss-absorbing

capacity

102,700

102,476

99,698
Risk

-weighted

assets /

leverage ratio denominator
Risk

-weighted

assets

313,448

309,374

299,005
Leverage ratio denominator

1,024,811

1,072,766

1,067,679
Capital and loss-absorbing

capacity ratios (%)
Going concern capital ratio

18.0

18.1

18.5
of which: common equity tier 1 capital ratio

13.5

13.4

13.9
Gone concern loss-absorbing

capacity ratio

14.8

15.0

14.8
Total loss-absorbing

capacity ratio

32.8

33.1

33.3
Leverage ratios (%)
Going concern leverage ratio

5.5

5.2

5.2
of which: common equity tier 1 leverage ratio

4.13

3.88

3.90
Gone concern leverage ratio

4.5

4.3

4.1
Total loss-absorbing

capacity leverage ratio

10.0

9.6

9.3

UBS AG Second quarter 2022 report |
Risk   and   capital   management   |   Capital   management   9
UBS Group AG vs UBS AG consolidated

loss-absorbing capacity and leverage ratio

information
Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 30.6.22
USD m, except where indicated
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Eligible going concern capital
Total going concern capital

59,907

56,359

3,548
Total tier 1 capital

59,907

56,359

3,548
Common equity tier 1 capital

44,798

42,317

2,481
Total loss-absorbing

additional tier 1 capital

15,108

14,042

1,067
of which: high-trigger

loss-absorbing

additional tier 1 capital

13,889

12,825

1,064
of which: low-trigger

loss-absorbing

additional tier 1 capital

1,219

1,217

2
Eligible gone concern capital
Total gone concern loss-absorbing

capacity

46,342

46,342

0
Total tier 2 capital

3,009

3,009

0
of which: low-trigger

loss-absorbing

tier 2 capital

2,471

2,471

0
of which: non-Basel

III-compliant

tier 2 capital

538

538

0
TLAC-eligible

senior unsecured debt

43,333

43,333

0
Total loss-absorbing

capacity
Total loss-absorbing

capacity

106,248

102,700

3,548
Risk

-weighted

assets /

leverage ratio denominator
Risk

-weighted

assets

315,685

313,448

2,238
Leverage ratio denominator

1,025,422

1,024,811

612
Capital and loss-absorbing

capacity ratios (%)
Going concern capital ratio

19.0

18.0

1.0
of which: common equity tier 1 capital ratio

14.2

13.5

0.7
Gone concern loss-absorbing

capacity ratio

14.7

14.8

(0.1)
Total loss-absorbing

capacity ratio

33.7

32.8

0.9
Leverage ratios (%)
Going concern leverage ratio

5.8

5.5

0.3
of which: common equity tier 1 leverage ratio

4.37

4.13

0.24
Gone concern leverage ratio

4.5

4.5

0.0
Total loss-absorbing

capacity leverage ratio

10.4

10.0

0.3

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.6.22
USD m
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Total IFRS equity

57,184

55,085

2,099
Equity attributable to non-controlling

interests

(339)

(339)
Defined benefit plans, net of tax

(471)

(471)
Deferred tax assets recognized for tax loss carry-forwards

(4,401)

(4,401)
Deferred tax assets on temporary differences, excess over threshold

(88)

88
Goodwill, net of tax

(5,776)

(5,776)
Intangible assets, net of tax

(174)

(174)
Compensation-related

components (not

recognized in net profit)

(1,912)

(1,912)
Expected losses on advanced internal ratings-based

portfolio less provisions

(501)

(501)
Unrealized (gains)

/

losses from cash flow hedges, net of tax

2,713

2,713
Own credit related to gains /

losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

(392)

(392)
Own credit related to gains /

losses on derivative financial instruments that existed at the balance sheet date

(111)

(111)
Prudential valuation adjustments

(211)

(211)
Other
1

(809)

(3,015)

2,206
Total common equity tier 1 capital

44,798

42,317

2,481
1 Includes dividend accruals for the current year and other items.

UBS AG Second quarter 2022 report |
Risk   and   capital   management   |   Capital   management   10
The

going

concern

capital

of

UBS AG

consolidated

was

USD 3.5bn

lower

than

the

going

concern

capital

of
UBS Group AG

consolidated as

of 30 June

2022, reflecting

lower common

equity tier 1

(CET1) capital

of USD 2.5bn
and lower going concern loss-absorbing additional

tier 1 (AT1) capital of USD 1.1bn.

The aforementioned difference

in CET1 capital

was primarily

due to higher

UBS Group AG consolidated

IFRS equity
of USD 2.1bn and lower UBS Group

AG dividend accruals, partly offset

by compensation-related regulatory

capital
accruals at the UBS Group AG level.
The

going

concern

loss-absorbing

AT1

capital

of

UBS AG

consolidated

was

USD 1.1bn

lower

than

that

of
UBS Group AG consolidated

as of 30 June

2022, mainly reflecting

deferred contingent

capital plan awards

granted
at the

Group level

to eligible

employees for

the performance

years 2017

to 2021,

partly offset

by four

loss-absorbing
AT1 capital instruments on-lent by UBS Group

AG to UBS AG.
Differences

in

capital

between

UBS Group AG

consolidated

and

UBS AG

consolidated

related

to

employee
compensation

plans

will

reverse

to

the

extent

underlying

services

are

performed

by

employees

of,

and

are
consequently charged to, UBS AG and its subsidiaries.

Such reversal generally occurs over the service

period of the
employee compensation plans.

The leverage ratio framework for UBS AG

consolidated is consistent with that of

UBS Group AG consolidated. As
of 30 June 2022, the going concern leverage ratio of UBS AG consolidated was 0.3 percentage points lower than that

of

UBS Group AG

consolidated,

mainly

because

the

going

concern

capital

of

UBS AG

consolidated

was
USD 3.5bn lower.
›

Refer to the “Introduction” section of this report for more information about the differences in equity between
UBS AG consolidated and UBS Group AG consolidated
›

Refer to the “Capital management” section of the UBS Group second quarter 2022 report, available under
“Quarterly reporting” at ubs.com/investors, for information about the developments of loss-absorbing capacity,
RWA and LRD for UBS Group AG consolidated

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   statements   (unaudited)   11
Consolidated financial
statements
Unaudited

Table of contents
UBS AG interim consolidated financial

statements (unaudited)
12
Income statement
13
Statement of comprehensive income
14
Balance sheet
15
Statement of changes in equity
16
Statement of cash flows
17
1

Basis of accounting
18
2
Segment reporting
19
3
Net interest income
19
4
Net fee and commission income
19
5
Other income
20
6

Personnel expenses
20
7

General and administrative expenses
20
8

Income taxes
21
9

Expected credit loss measurement
28
10
Fair value measurement
34
11
Derivative instruments
35
12

Other assets and liabilities
36
13
Debt issued designated at fair value
36
14
Debt issued measured at amortized cost
37
15

Interest rate benchmark reform
37
16

Provisions and contingent liabilities
45
17

Supplemental guarantor information required under SEC regulations

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   statements   (unaudited)   12
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Interest income from financial instruments measured at amortized cost and fair value through
other comprehensive income 3
2,381
2,145
2,107
4,526
4,205
Interest expense from financial instruments measured at amortized cost
3
(1,103)
(809)
(860)
(1,912)
(1,719)
Net interest income from financial instruments measured at fair value through profit or loss
3
356
410
359
766
710
Net interest income 3
1,634
1,746
1,607
3,380
3,196
Other net income from financial instruments measured at fair value through profit or loss
1,620
2,225
1,471
3,845
2,785
Fee and commission income 4
5,235
5,868
6,047
11,103
12,244
Fee and commission expense 4
(450)
(485)
(484)
(934)
(962)
Net fee and commission income 4
4,785
5,384
5,563
10,169
11,282
Other income 5
996
139
350
1,135
535
Total revenues
9,036
9,494
8,991
18,529
17,798
Credit loss expense /

(release)
9
7
18
(80)
25
(108)
Personnel expenses 6
3,762
4,233
4,072
7,996
8,158
General and administrative expenses 7
2,364
2,233
2,070
4,597
4,211
Depreciation, amortization and impairment of non-financial

assets
451
449
448
900
905
Operating expenses
6,577
6,916
6,589
13,492
13,274
Operating profit /

(loss)

before tax
2,452
2,559
2,481
5,012
4,632
Tax expense /

(benefit)
8
478
547
563
1,026
1,001
Net profit /

(loss)
1,974
2,012
1,919
3,986
3,631
Net profit /

(loss)

attributable to non-controlling

interests
10
8
6
18
9
Net profit /

(loss)

attributable to shareholders
1,964
2,004
1,913
3,968
3,623

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   statements   (unaudited)   13

Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Comprehensive income attributable to shareholders
Net profit /

(loss)
1,964
2,004
1,913
3,968
3,623
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations,

before tax
(994)
(465)
447
(1,459)
(960)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
434
212
(203)
646
502
Foreign currency translation differences on foreign operations reclassified to the income statement
8
0
(9)
8
(8)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to
the income statement
(4)
0
8
(4)
8
Income tax relating to foreign currency translations, including the impact of net investment hedges
5
2
(4)
8
6
Subtotal foreign currency translation, net of tax
(551)
(251)
239
(801)
(452)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains /

(losses),

before tax
(3)
(439)
21
(442)
(110)
Net realized gains /

(losses)

reclassified to the income statement from equity
0
0
(3)
0
(9)
Reclassification of financial assets to Other financial assets measured at amortized cost
1
449
449
Income tax relating to net unrealized gains /

(losses)
(116)
112
(4)
(3)
31
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
330
(327)
14
3
(88)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(1,298)
(2,465)
542
(3,763)
2
(630)
Net (gains)

/

losses reclassified to the income statement from equity
(149)
(237)
(268)
(386)
(522)
Income tax relating to cash flow hedges
276
518
(51)
794
215
Subtotal cash flow hedges, net of tax
(1,171)
(2,184)
222
(3,355)
(937)
Cost of hedging
Cost of hedging, before tax
21
77
(16)
98
(23)
Income tax relating to cost of hedging

0
0
0
0
0
Subtotal cost of hedging, net of tax
21
77
(16)
98
(23)
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,370)
(2,685)
459
(4,055)
(1,500)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains /

(losses)

on defined benefit plans, before tax
127
128
0
255
(35)
Income tax relating to defined benefit plans
(8)
(17)
0
(26)
4
Subtotal defined benefit plans, net of tax
119
110
0
229
(31)
Own credit on financial liabilities designated at fair value
Gains /

(losses)

from own credit on financial liabilities designated at fair value, before tax
296
423
118
719
89
Income tax relating to own credit on financial liabilities designated at fair value
(26)
0
0
(26)
0
Subtotal own credit on financial liabilities designated at fair value, net of tax
271
423
118
693
89
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
389
533
119
922
58
Total other comprehensive income
(981)
(2,152)
578
(3,133)
(1,442)
Total comprehensive income attributable to shareholders
982
(148)
2,491
835
2,181
Comprehensive income attributable to non-controlling

interests
Net profit /

(loss)
10
8
6
18
9
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(28)
18
14
(10)
2
Total comprehensive income attributable to non-controlling

interests
(17)
26
20
9
10
Total comprehensive income

Net profit /

(loss)
1,974
2,012
1,919
3,986
3,631
Other comprehensive income

(1,009)
(2,134)
592
(3,142)
(1,440)
of which: other comprehensive income that may be reclassified to the income statement
(1,370)
(2,685)
459
(4,055)
(1,500)
of which: other comprehensive income that will not be

reclassified to the income statement
361
551
133
913
60
Total comprehensive income

965
(121)
2,510
844
2,192
1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost.
Refer to Note 1 for more information.

2 Mainly reflects net unrealized losses on US dollar hedging derivatives resulting from significant increases in the relevant US dollar long-term interest rates.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   statements   (unaudited)   14

Balance sheet
USD m Note 30.6.22 31.3.22 31.12.21
Assets
Cash and balances at central banks
190,353
206,773
192,817
Loans and advances to banks
16,435
17,781
15,360
Receivables from securities financing transactions
63,291
69,452
75,012
Cash collateral receivables on derivative instruments

11
43,766
39,254
30,514
Loans and advances to customers

9
384,878
393,960
398,693
Other financial assets measured at amortized cost

12
37,551
28,766
26,236
Total financial assets measured at amortized cost
736,274
755,987
738,632
Financial assets at fair value held for trading

10
99,730
114,995
131,033
of which: assets pledged as collateral that may be sold or repledged by counterparties
33,830
40,217
43,397
Derivative financial instruments 10,11
160,524
140,311
118,145
Brokerage

receivables

10
19,289
20,762
21,839
Financial assets at fair value not held for trading

10
57,240
60,575
59,642
Total financial assets measured at fair value through profit or loss
336,784
336,643
330,659
Financial assets measured at fair value through other comprehensive income

10
2,251
9,093
8,844
Investments in associates
1,094
1,150
1,243
Property, equipment and software
11,109
11,365
11,712
Goodwill and intangible assets
6,312
6,383
6,378
Deferred tax assets
9,083
9,097
8,839
Other non-financial

assets

12
9,567
10,158
9,836
Total assets
1,112,474
1,139,876
1,116,145

Liabilities
Amounts due to banks
15,202
16,649
13,101
Payables from securities financing transactions
5,956
7,110
5,533
Cash collateral payables on derivative instruments

11
40,468
39,609
31,801
Customer deposits
514,344
542,984
544,834
Funding from UBS Group AG
57,089
57,520
57,295
Debt issued measured at amortized cost

14
65,820
75,013
82,432
Other financial liabilities measured at amortized cost

12
10,516
10,167
9,765
Total financial liabilities measured at amortized cost
709,395
749,052
744,762
Financial liabilities at fair value held for trading

10
30,450
34,687
31,688
Derivative financial instruments 10,11
156,892
138,444
121,309
Brokerage

payables designated at fair value

10
49,798
48,015
44,045
Debt issued designated at fair value 10,13
70,457
69,421
71,460
Other financial liabilities designated at fair value 10,12
30,373
32,374
32,414
Total financial liabilities measured at fair value through profit or loss
337,970
322,941
300,916
Provisions

16
3,407
3,413
3,452
Other non-financial

liabilities

12
6,618
6,152
8,572
Total liabilities
1,057,390
1,081,558
1,057,702
Equity
Share capital
338
338
338
Share premium
24,661
24,660
24,653
Retained earnings
28,592
30,450
27,912
Other comprehensive income recognized directly in equity, net of tax
1,154
2,514
5,200
Equity attributable to shareholders
54,746
57,962
58,102
Equity attributable to non-controlling

interests
339
356
340
Total equity
55,085
58,319
58,442
Total liabilities and equity
1,112,474
1,139,876
1,116,145

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   statements   (unaudited)   15

Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI
recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:

financial
assets
measured
at fair value
through OCI
of which:
cash flow
hedges
Total equity

attributable
to

shareholders
Balance as of 1 January 2022
2
24,991
27,912
5,200
4,617
(7)
628
58,102
Tax (expense)

/

benefit
4
4
Dividends
(4,200)
(4,200)
Translation effects recognized directly in retained earnings
(13)
13
0
13
0
Share of changes in retained earnings of associates and joint ventures
0
0
New consolidations /

(deconsolidations)

and other increases /

(decreases)
4
3
(3)
(3)
4
Total comprehensive income for the period
4,890
(4,055)
(801)
3
(3,355)
835
of which: net profit /

(loss)
3,968
3,968
of which: OCI, net of tax
922
(4,055)
(801)
3
(3,355)
(3,133)
Balance as of 30 June 2022
2
24,999
28,592
1,154
3,815
(7)
(2,713)
54,746
Non-controlling

interests as of 30 June 2022
339
Total equity as of 30 June 2022
55,085
Balance as of 1 January 2021
2
24,918
25,251
7,585
5,126
151
2,321
57,754
Tax (expense)

/

benefit
2
2
Dividends
(4,539)
(4,539)
Translation effects recognized directly in retained earnings
19
(19)
0
(19)
0
Share of changes in retained earnings of associates and joint ventures
2
2
New consolidations /

(deconsolidations)

and other increases /

(decreases)
(39)
(39)
Total comprehensive income for the period
3,681
(1,500)
(452)
(88)
(937)
2,181
of which: net profit /

(loss)
3,623
3,623
of which: OCI, net of tax
58
(1,500)
(452)
(88)
(937)
(1,442)
Balance as of 30 June 2021
2
24,880
24,414
6,067
4,675
63
1,365
55,361
Non-controlling

interests as of 30 June 2021
284
Total equity as of 30 June 2021
55,645
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling

interests.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   statements   (unaudited)   16

Statement of cash flows
Year-to-date
USD m 30.6.22 30.6.21
Cash flow from / (used in) operating activities
Net profit /

(loss)
3,986
3,631
Non-cash

items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
900
905
Credit loss expense /

(release)
25
(108)
Share of net (profit)

/

loss of associates and joint ventures and impairment related to associates
(12)
(74)
Deferred tax expense /

(benefit)
348
278
Net loss /

(gain)

from investing activities
(778)
(239)
Net loss /

(gain)

from financing activities
(14,371)
2,070
Other net adjustments
9,346
4,742
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks
3,000
3,872
Securities financing transactions
10,833
(10,249)
Cash collateral on derivative instruments
(4,704)
(2,183)
Loans and advances to customers and customer deposits
(13,959)
(19,141)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
13,149
(1,278)
Brokerage

receivables and payables
8,239
2,047
Financial assets at fair value not held for trading and other financial assets and liabilities
1,480
14,416
Provisions and other non-financial

assets and liabilities
3
261
Income taxes paid, net of refunds
(847)
(363)
Net cash flow from /

(used

in) operating activities
16,639
(1,413)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
0
(1)
Disposal of subsidiaries, associates and intangible assets
1
911
437
Purchase of property, equipment and software
(695)
(757)
Disposal of property, equipment and software
3
264
Purchase of financial assets measured at fair value through other comprehensive income
(2,821)
(1,950)
Disposal and redemption of financial assets measured at fair value through other comprehensive income
2,291
2,324
Net (purchase)

/

redemption of debt securities measured at amortized cost
(4,254)
116
Net cash flow from /

(used

in) investing activities
(4,565)
434

Cash flow from / (used in) financing activities
Net short-term

debt issued /

(repaid)
(10,440)
(3,877)
Distributions paid on UBS AG shares
(4,200)
(4,539)
Issuance of debt designated at fair value and long-term

debt measured at amortized cost
2
48,856
63,845
Repayment of debt designated at fair value and long-term

debt measured at amortized cost
2
(36,309)
(45,244)
Net cash flows from other financing activities
(341)
(278)
Net cash flow from /

(used

in) financing activities
(2,433)
9,908
Total cash flow
Cash and cash equivalents at the beginning of the period
207,755
173,430
Net cash flow from /

(used

in) operating, investing and financing activities
9,642
8,929
Effects of exchange rate differences on cash and cash equivalents
(9,648)
(5,389)
Cash and cash equivalents at the end of the period
3
207,748
176,971
Additional information
Net cash flow from /

(used

in) operating activities includes:
Interest received in cash
6,094
5,475
Interest paid in cash
2,732
2,703
Dividends on equity investments, investment funds and associates received in cash
1,059
1,263
1 Includes cash proceeds from the sale

of UBS’s shareholding in its Japanese real estate joint

venture, Mitsubishi Corp.-UBS

Realty Inc.

2 Includes funding from UBS Group

AG measured at amortized cost (recognized
in Funding from UBS Group AG in the balance

sheet) and measured at fair value (recognized

in Other financial liabilities designated at fair value in the balance sheet).

3 Consists of balances with an original maturity
of three months

or less.

USD
4,434
m and

USD
3,432
m (mainly reflected in Loans and

advances to

banks)

were restricted

as of 30

June 2022 and

30 June 2021,

respectively. Refer

to “Note

23 Restricted

and
transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   17
Notes to the UBS AG interim consolidated financial
statements (unaudited)

Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with International

Financial Reporting Standards (IFRS),

as issued

by the

International
Accounting Standards Board (the

IASB) and are

presented in US

dollars (USD). These

interim financial statements
are prepared in accordance with IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31

December 2021,
except for the

changes described in

this Note. These

interim financial statements

are unaudited and

should be read
in conjunction with UBS AG’s

audited consolidated financial statements

in the Annual Report 2021. In

the opinion
of management, all necessary adjustments have been made for a fair presentation of UBS AG’s financial position,
results of operations and cash flows.

Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are

based on the

best available information.

Actual results in the

future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note

1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the Annual Report 2021.
Changes to the presentation of the financial

statements
Effective from the second quarter of

2022, UBS AG has made

several changes to simplify the

presentation of the
income

statement

alongside

other

primary

financial

statements

and

disclosure

notes

and

to

align

them

with
management information.

In

particular,
Total

operating

income

has

been

renamed
Total

revenues

and

excludes
Credit loss expense / (release)
, which is now separately presented below
Total revenues
.

Reclassification of a portfolio from
Financial assets measured at fair

value through other
comprehensive

income to
Other financial assets measured at amortized

cost

Effective from 1 April 2022, UBS AG

has reclassified a portfolio of

financial assets from
Financial assets measured
at fair value through other comprehensive income

(FVOCI) with a fair value

of USD
6.9
bn (the Portfolio) to
Other
financial assets

measured at

amortized cost

in line with

the principles in

IFRS 9,
Financial Instruments
,

which require
a reclassification when an entity changes its

business model for managing financial assets.
The Portfolio’s cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized in
Other comprehensive income
, have been removed from equity and adjusted against the value of the assets at the reclassification date, so that the Portfolio is measured as if the assets had always been classified at amortized cost,
with a value as of 1 April 2022 of USD
7.4
bn.

The reclassification had no effect on the income

statement.

The

reclassified

Portfolio

is

made

up

of

high-quality

liquid

assets,

primarily

US

government

treasuries

and

US
government agency mortgage-backed securities,

held and separately managed by UBS Bank

USA (BUSA).

The

accounting

reclassification

has

arisen

as

a

direct

result

of

the

transformation

of

UBS AG’s

Global

Wealth
Management Americas

business

that

has

significantly impacted

BUSA.

This

includes

initiatives

approved by

the
Group Executive

Board to significantly

grow and extend

the business,

as disclosed

on 1 February 2022

during UBS’s
fourth quarter 2021 earnings presentation, along with UBS’s decision to acquire

Wealthfront, an industry-leading
digital wealth

management provider. BUSA’s

deposit base

has grown

by more

than 100%

in the

last two

years,
generating substantial cash

balances, with a

number of new

products being launched,

including new deposit

types
that are longer in duration, additional lending

and a broader range of customer segments

targeted.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   18

Note 1

Basis of accounting (continued)
Following the

commencement of

these activities

and the

announcement made

in the

first quarter

of 2022,

the
Portfolio is

no longer

held in

a business

model to

collect the

contractual cash

flows and

sell the

assets, but

is instead
solely held to collect the contractual cash flows until the assets mature,

requiring a reclassification of the Portfolio
in line with IFRS 9

with effect

from 1 April 2022.
The fair

value of

the Portfolio

as of

30 June 2022

was USD
6.4
bn. A

pre-tax fair

value loss

of USD
264
m would
have been recognized in
Other comprehensive income

during the second quarter of 2022 if the Portfolio had not
been reclassified.
Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.22 31.3.22 31.12.21 30.6.21 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
1 CHF
1.05
1.08
1.10
1.08
1.04
1.08
1.10
1.06
1.09
1 EUR
1.05
1.11
1.14
1.19
1.06
1.12
1.20
1.09
1.20
1 GBP
1.22
1.31
1.35
1.38
1.25
1.33
1.39
1.29
1.39
100 JPY
0.74
0.82
0.87
0.90
0.76
0.85
0.91
0.80
0.92
1 Monthly income statement items of operations with a

functional currency other than the US dollar are translated into

US dollars using month-end

rates. Disclosed average rates for a quarter

represent an average
of three month-end

rates, weighted

according to the

income and expense

volumes of all

operations of UBS

AG with the

same functional currency

for each month.

Weighted average rates

for individual business
divisions may deviate from the weighted average rates for UBS AG.

Note 2

Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group

Functions UBS AG
For the six months ended 30 June 2022
1
Net interest income
2,409
1,057
(7)
104
(182)
3,380
Non-interest

income
7,168
1,089
1,958
4,897
37
15,149
Total revenues
9,577
2,146
1,950
5,000
(144)
18,529
Credit loss expense /

(release)
(10)
57
0
(24)
2
25
Operating expenses
7,174
1,260
815
3,729
514
13,492
Operating profit /

(loss)

before tax
2,413
829
1,135
1,295
(660)
5,012
Tax expense /

(benefit)
1,026
Net profit /

(loss)
3,986
As of 30 June 2022
1
Total assets
2
397,112
222,479
18,225
388,510
86,149
1,112,474
For the six months ended 30 June 2021
1
Net interest income
2,023
1,039
(7)
244
(103)
3,196
Non-interest

income
7,582
1,063
1,310
4,479
167
14,603
Total revenues
9,606
2,103
1,303
4,724
64
17,798
Credit loss expense /

(release)
(16)
(69)
0
(23)
1
(108)
Operating expenses
6,958
1,286
822
3,698
511
13,274
Operating profit /

(loss)

before tax
2,664
886
481
1,049
(448)
4,632
Tax expense /

(benefit)
1,001
Net profit /

(loss)
3,631
As of 31 December 2021
1
Total assets
395,235
225,425
25,202
346,641
123,641
1,116,145
1 Refer to

“Note 2 Segment

reporting” in the

“Consolidated financial statements”

section of the

Annual Report 2021 for

more information about

UBS AG's reporting

segments.

2 In the

first quarter of

2022,
UBS AG refined the methodology

applied to allocate

balance sheet resources from

Group Functions to

the business divisions,

with prospective effect.

If the new methodology

had been applied as

of 31 December
2021, balance sheet assets allocated to business divisions would have been USD
17
bn higher, of which USD
14
bn would have related to the Investment Bank.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   19

Note 3

Net interest income
For the quarter ended Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Interest income from loans and deposits
1
1,887
1,661
1,613
3,548
3,198
Interest income from securities financing transactions
2
209
118
126
327
261
Interest income from other financial instruments measured

at amortized cost
118
72
68
191
141
Interest income from debt instruments measured at fair value through other comprehensive income
6
41
16
47
51
Interest income from derivative instruments designated as cash flow hedges

160
253
284
413
553
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
2,381
2,145
2,107
4,526
4,205
Interest expense on loans and deposits
3
618
429
415
1,046
854
Interest expense on securities financing transactions
4
288
224
293
512
551
Interest expense on debt issued
176
135
126
311
263
Interest expense on lease liabilities
21
22
25
43
51
Total interest expense from financial instruments measured at amortized cost
1,103
809
860
1,912
1,719
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
1,278
1,336
1,247
2,614
2,486
Net interest income from financial instruments measured at fair value through profit or loss
356
410
359
766
710
Total net interest income
1,634
1,746
1,607
3,380
3,196
1 Consists of interest income from cash

and balances at central banks,

loans and advances to banks

and customers, and cash collateral

receivables on derivative instruments, as

well as negative interest on amounts
due to banks,

customer deposits,

and cash collateral

payables on derivative

instruments.

2 Includes interest

income on receivables

from securities financing

transactions and negative

interest, including fees,

on
payables from securities financing transactions.

3 Consists of interest

expense on amounts due to banks,

cash collateral payables on derivative

instruments, customer deposits,

and funding from UBS Group AG,

as
well as negative interest on cash

and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 4

Net fee and commission income
For the quarter ended Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Underwriting fees
122
203
393
324
813
M&A and corporate finance fees
220
237
330
456
568
Brokerage

fees
870
1,078
1,037
1,948
2,395
Investment fund fees
1,233
1,388
1,405
2,621
2,842
Portfolio management and related services
2,298
2,463
2,426
4,761
4,710
Other
492
501
456
993
917
Total fee and commission income
1
5,235
5,868
6,047
11,103
12,244
of which: recurring
3,593
3,860
3,823
7,452
7,444
of which: transaction-based
1,632
1,989
2,182
3,621
4,664
of which: performance-based
10
19
42
29
136
Fee and commission expense
450
485
484
934
962
Net fee and commission income
4,785
5,384
5,563
10,169
11,282
1 Reflects third-party

fee and commission income for the second quarter

of 2022 of USD
3,281
m for Global Wealth Management (first

quarter of 2022: USD
3,637
m; second quarter of 2021:

USD
3,585
m), USD
422
m
for Personal & Corporate Banking

(first

quarter of 2022: USD
447
m; second quarter of 2021: USD
400
m), USD
720
m for Asset Management (first

quarter of 2022: USD
762
m; second quarter of 2021: USD
805
m),
USD
811
m for the Investment Bank

(first

quarter of 2022: USD
1,018
m; second quarter of 2021: USD
1,248
m) and USD
1
m for Group Functions (first

quarter of 2022: USD
4
m; second quarter of 2021: USD
9
m).

Note 5

Other income
UBS AG recognized

other income

of USD
996
m, compared

with USD
350
m in

the second

quarter of

2021. This
included an USD
848
m gain in

Asset Management on the

sale of UBS AG’s minority

shareholding in its Japanese
real

estate

joint

venture,

Mitsubishi

Corp.-UBS

Realty

Inc.

In

the

second

quarter

of

2021,

UBS AG

recognized
USD
101
m of gains from properties held for sale, income

of USD
45
m related to a legacy bankruptcy claim and a
gain of USD
37
m on the sale of UBS AG’s minority shareholding

in Clearstream Fund Centre.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   20

Note 6

Personnel expenses
For the quarter ended Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Salaries and variable compensation
2,194
2,465
2,432
4,658
4,802
Financial advisor compensation
1
1,122
1,220
1,183
2,342
2,353
Contractors
30
28
38
58
75
Social security
164
228
187
392
398
Post-employment

benefit plans
137
182
124
320
319
Other personnel expenses
116
109
108
225
212
Total personnel expenses
3,762
4,233
4,072
7,996
8,158
1 Financial advisor

compensation consists of

formulaic compensation

based directly

on compensable

revenues generated by

financial advisors and

supplemental compensation calculated

on the basis

of financial
advisor productivity, firm

tenure, new assets

and other variables.

It also includes

expenses related to

compensation commitments with

financial advisors entered

into at the

time of recruitment

that are subject

to
vesting requirements.

Note 7

General and administrative expenses
For the quarter ended Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Outsourcing costs
115
106
95
221
184
IT expenses
126
122
122
248
247
Consulting, legal and audit fees
123
104
115
227
199
Real estate and logistics costs
129
124
126
253
253
Market

data services
89
93
93
182
182
Marketing

and communication
43
31
36
74
68
Travel and entertainment
43
19
12
62
20
Litigation, regulatory and similar matters
1
220
57
63
277
72
Other
1,475
1,577
1,408
3,052
2,986
of which: shared services costs charged by UBS Group AG or its subsidiaries
1,348
1,390
1,294
2,738
2,669
Total general and administrative expenses
2,364
2,233
2,070
4,597
4,211
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16b for more information.

Note 8

Income taxes
Income tax expenses of USD
478
m were recognized for the second quarter of 2022, representing an effective tax rate of
19.5
%, compared with USD
563
m for the second quarter of 2021 and

an effective tax rate of
22.7
%.

Current tax

expenses were

USD
342
m, compared

with USD
346
m, and

related to

taxable profits

of UBS Switzerland
AG and other entities.

Deferred tax

expenses were

USD
136
m, compared

with USD
217
m. These

include an

expense of

USD
82
m that
primarily relates to the amortization of deferred tax assets that were previously recognized in relation to tax losses carried forward and deductible temporary

differences of UBS Americas Inc. In addition,

they include an expense of
USD
54
m in

respect of

a decrease

in the

expected value

of future

tax deductions

for deferred

compensation awards,
due to a decrease in UBS Group AG’s share price

during the quarter.
The effective tax

rate for the

second quarter of

2022 of
19.5
% is low

primarily because no

net tax expense

was
recognized in

respect of

the pre-tax

gain of

USD
848
m that

resulted from

the sale

of UBS

AG’s shareholding

in
Mitsubishi

Corp.-UBS

Realty

Inc.

However,

this

impact

on

the

effective

tax

rate

was

partly

offset

by

the
aforementioned expense of USD
54
m in respect of deferred compensation awards.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   21

Note 9

Expected credit loss measurement

a) Credit loss expense / release

Total

net

credit

loss

expenses in

the

second

quarter

of

2022

were

USD
7
m,

reflecting

USD
16
m

net

credit

loss
expenses related to stage 1 and 2 positions and

USD
9
m net credit loss releases related to stage 3 positions.

Stage 1 and 2

net expenses included: scenario-related net

expenses of USD
10
m related to Personal

& Corporate
Banking corporate

lending; net

releases of

USD
9
m from

model changes,

mainly in

Global Wealth

Management
Americas; and additional

net expenses of

USD
14
m from book

quality and size

changes, mainly across

corporate
and real estate lending portfolios of Personal

& Corporate Banking.
Stage 3 net credit loss releases were USD
9
m, driven by a release of USD
26
m in the Investment Bank, including a
reduction of

the allowance

for a

single defaulted

travel-industry-related counterparty

(USD
28
m), mainly

due to
improved cash flow

assumptions. Personal

& Corporate Banking,

Global Wealth

Management and Non-core

legacy
contributed net expenses of USD
8
m, USD
6
m and USD
2
m, respectively.

b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios

The expected credit loss (ECL) scenarios, along with

the related macroeconomic factors, were reviewed in

light of
the

economic and

political conditions

prevailing in

the second

quarter

of 2022

through

a

series of

governance
meetings, with

input and

feedback

from UBS AG

Risk and

Finance experts

across the

business divisions

and regions.

The baseline scenario assumptions on

a calendar-year basis are

included in the table

below and outline a

weaker
economic forecast for 2022 compared with 2021.
As a response to inflationary developments and Russia’s invasion of Ukraine, in the first quarter of 2022,

UBS AG
replaced the mild global interest rate steepening scenario applied at year-end 2021 with the severe global interest rate steepening scenario. The aim

was to reflect

the rising trend in

inflation and ongoing tightening of

monetary
policy measures,

which would lead

to substantially lower

GDP growth

in key

markets. For the

second quarter of
2022, a

new severe

Russia–Ukraine conflict scenario

was developed.

It has

similar dynamics

to the

severe global
interest rate steepening scenario, but includes an escalating energy crisis and disruptions in the delivery of Russian
energy.

These factors result

in surging commodity

prices and accelerated inflation

in major economies

compared
with the severe global

interest rate steepening

scenario. Eurozone economic

activity in particular

is impacted in

this
scenario, due to the region’s reliance on its supply of energy from Russia.
The global crisis scenario and the asset price inflation scenario were updated with current macroeconomic factors
but remain materially unchanged.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   22

Note 9

Expected credit loss measurement (continued)
Scenario weights

UBS AG

kept scenario

weights

in line

with those

applied in

the first

quarter of

2022, with

the
25
% weight

previously
assigned to the

severe global interest

rate steepening scenario instead

applied to the replacement

severe Russia–
Ukraine conflict

scenario. Scenario

weights applied

in the

second and

first quarters

of 2022

differ from

those applied
for annual reporting 2021, in order to account for the

more adverse outlook.

Post-model adjustments
Total stage 1 and 2 allowances

and provisions amounted

to USD
517
m as of

30 June 2022

and include post-model
adjustments (PMA) of USD
155
m (31 March 2022: USD
204
m; 31 December 2021: USD
224
m).
The PMA represent

uncertainty and risk

related to substantially

heightened geopolitical

tensions and the

continued
COVID-19 pandemic, which cannot be fully

and reliably modeled due to a lack of

sufficiently supportable data.

The

PMA

were

reduced

during

the

first

and

second quarters

of

2022

as

the application

of

different and

more
adverse scenarios

and scenario

assumptions in

UBS AG’s

models addressed

some of

the uncertainties

that had

been
reflected in the PMA in prior periods.

Comparison of shock factors
Baseline
Key parameters 2021 2022 2023
Real GDP growth (annual

percentage change)
US

5.5
2.9
2.4
Eurozone
5.1
2.9
2.2
Switzerland
3.1
2.5
1.5
Unemployment rate (%, annual average)
US

5.4
3.5
3.2
Eurozone
7.7
6.8
6.8
Switzerland
3.0
2.1
1.9
Real estate (annual

percentage change, Q4)
US

16.1
2.0
1.7
Eurozone
7.9
5.0
1.7
Switzerland
6.0
4.0
0.0
Economic scenarios and weights applied
Assigned weights in %
ECL scenario
30.6.22 31.3.22 31.12.21
Upside
0.0
0.0
5.0
Baseline
55.0
55.0
55.0
Mild global interest rate steepening

- -
10.0
Severe global interest rate steepening

-
25.0
-
Severe Russia–Ukraine

conflict scenario
25.0
- -
Global crisis
20.0
20.0
30.0

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   23

Note 9

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.

USD m 30.6.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
190,353
190,296
57
0
(13)
0
(13)
0
Loans and advances to banks
16,435
16,318
117
0
(8)
(7)
(1)
0
Receivables from securities financing transactions
63,291
63,291
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
43,766
43,766
0
0
0
0
0
0
Loans and advances to customers
384,878
367,433
15,759
1,686
(793)
(129)
(163)
(501)
of which: Private clients with mortgages
150,884
142,050
8,064
770
(126)
(27)
(72)
(27)
of which: Real estate financing
43,291
39,358
3,925
7
(59)
(17)
(42)
0
of which: Large corporate clients
12,208
10,791
1,088
329
(141)
(27)
(17)
(98)
of which: SME clients
13,309
11,744
1,167
397
(249)
(22)
(22)
(205)
of which: Lombard
140,333
140,251
0
82
(37)
(7)
0
(29)
of which: Credit cards
1,760
1,384
349
27
(36)
(10)
(9)
(17)
of which: Commodity trade finance
3,699
3,686
0
12
(94)
(5)
0
(89)
Other financial assets measured at amortized cost
2
37,551
37,000
391
160
(99)
(18)
(7)
(74)
of which: Loans to financial advisors
2,447
2,171
144
132
(78)
(11)
(2)
(64)
Total financial assets measured at amortized cost
736,274
718,104
16,325
1,846
(915)
(155)
(184)
(575)
Financial assets measured at fair value through other comprehensive income
2
2,251
2,251
0
0
0
0
0
0
Total on-balance

sheet financial assets in scope of ECL requirements
738,525
720,355
16,325
1,846
(915)
(155)
(184)
(575)
Total exposure ECL provisions
Off-balance

sheet (in

scope of ECL)
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,556
21,381
1,028
146
(40)
(16)
(9)
(15)
of which: Large corporate clients
3,539
2,710
734
95
(10)
(3)
(3)
(4)
of which: SME clients
1,213
1,034
128
51
(9)
(1)
(1)
(7)
of which: Financial intermediaries and hedge funds

12,113
12,021
92
0
(16)
(11)
(5)
0
of which: Lombard
2,332
2,332
0
0
(1)
0
0
(1)
of which: Commodity trade finance
2,388
2,387
0
0
(1)
(1)
0
0
Irrevocable loan commitments
37,703
35,308
2,359
37
(113)
(67)
(46)
0
of which: Large corporate clients
22,649
21,001
1,642
6
(94)
(60)
(34)
0
Forward starting reverse repurchase and securities borrowing agreements
3,985
3,985
0
0
0
0
0
0
Committed unconditionally revocable credit lines
41,615
39,266
2,306
42
(37)
(27)
(10)
0
of which: Real estate financing
9,123
8,931
193
0
(5)
(5)
0
0
of which: Large corporate clients
4,354
3,662
687
5
(6)
(1)
(5)
0
of which: SME clients
4,660
4,240
392
29
(16)
(13)
(3)
0
of which: Lombard
7,697
7,693
0
4
0
0
0
0
of which: Credit cards
9,162
8,725
433
3
(6)
(4)
(2)
0
of which: Commodity trade finance
172
172
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,156
5,136
18
2
(2)
(2)
0
0
Total off-balance

sheet financial instruments and other credit lines
111,015
105,076
5,712
228
(192)
(112)
(66)
(15)
Total allowances and provisions
(1,107)
(267)
(250)
(590)
1 The carrying amount of financial

assets measured at amortized cost

represents the total gross exposure

net of the respective ECL allowances.

2 Effective 1 April 2022, a portfolio

of assets previously classified as
Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 1 for more information.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   24

Note 9

Expected credit loss measurement (continued)

USD m 31.3.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
206,773
206,728
46
0
(6)
0
(6)
0
Loans and advances to banks
17,781
17,717
65
0
(9)
(8)
(1)
0
Receivables from securities financing transactions
69,452
69,452
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
39,254
39,254
0
0
0
0
0
0
Loans and advances to customers
393,960
376,969
15,513
1,478
(801)
(121)
(155)
(525)
of which: Private clients with mortgages
153,645
145,272
7,702
671
(126)
(27)
(71)
(28)
of which: Real estate financing
43,920
40,006
3,907
7
(57)
(17)
(40)
0
of which: Large corporate clients
13,432
11,966
1,169
296
(143)
(21)
(14)
(108)
of which: SME clients
13,911
11,995
1,508
407
(260)
(22)
(20)
(218)
of which: Lombard
144,398
144,374
0
24
(34)
(7)
0
(27)
of which: Credit cards
1,709
1,341
341
28
(36)
(10)
(9)
(17)
of which: Commodity trade finance
4,441
4,425
7
9
(103)
(6)
0
(96)
Other financial assets measured at amortized cost
28,766
28,297
302
168
(109)
(27)
(7)
(75)
of which: Loans to financial advisors
2,388
2,164
86
138
(86)
(20)
(3)
(63)
Total financial assets measured at amortized cost
755,987
738,416
15,925
1,646
(928)
(158)
(170)
(600)
Financial assets measured at fair value through other comprehensive income
9,093
9,093
0
0
0
0
0
0
Total on-balance

sheet financial assets in scope of ECL requirements
765,080
747,509
15,925
1,646
(928)
(158)
(170)
(600)
Total exposure ECL provisions
Off-balance

sheet (in

scope of ECL)
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,496
21,264
1,072
159
(66)
(17)
(10)
(39)
of which: Large corporate clients
3,459
2,621
736
102
(32)
(3)
(4)
(26)
of which: SME clients
1,318
1,154
107
57
(11)
(1)
(1)
(9)
of which: Financial intermediaries and hedge funds

11,428
11,307
121
0
(16)
(12)
(5)
0
of which: Lombard
2,545
2,545
0
0
(1)
0
0
(1)
of which: Commodity trade finance
2,680
2,680
0
0
(1)
(1)
0
0
Irrevocable loan commitments
38,039
35,827
2,123
89
(112)
(68)
(44)
0
of which: Large corporate clients
23,698
21,723
1,916
58
(98)
(63)
(35)
0
Forward starting reverse repurchase and securities borrowing agreements
6,432
6,432
0
0
0
0
0
0
Committed unconditionally revocable credit lines
42,303
39,523
2,715
65
(40)
(30)
(10)
0
of which: Real estate financing
9,621
9,343
278
0
(7)
(5)
(2)
0
of which: Large corporate clients
4,618
3,862
733
23
(5)
(2)
(3)
0
of which: SME clients
4,793
4,254
503
37
(15)
(12)
(3)
0
of which: Lombard
8,216
8,216
0
0
0
0
0
0
of which: Credit cards
9,398
8,941
453
4
(6)
(5)
(2)
0
of which: Commodity trade finance
280
280
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,355
5,342
12
2
(2)
(2)
0
0
Total off-balance

sheet financial instruments and other credit lines
114,625
108,389
5,922
314
(221)
(117)
(64)
(39)
Total allowances and provisions
(1,148)
(275)
(234)
(639)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   25

Note 9

Expected credit loss measurement (continued)

USD m 31.12.21
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
192,817
192,817
0
0
0
0
0
0
Loans and advances to banks
15,360
15,333
26
1
(8)
(7)
(1)
0
Receivables from securities financing transactions
75,012
75,012
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
30,514
30,514
0
0
0
0
0
0
Loans and advances to customers
398,693
381,496
15,620
1,577
(850)
(126)
(152)
(572)
of which: Private clients with mortgages
152,479
143,505
8,262
711
(132)
(28)
(71)
(33)
of which: Real estate financing
43,945
40,463
3,472
9
(60)
(19)
(40)
0
of which: Large corporate clients
13,990
12,643
1,037
310
(170)
(22)
(16)
(133)
of which: SME clients
14,004
12,076
1,492
436
(259)
(19)
(15)
(225)
of which: Lombard
149,283
149,255
0
27
(33)
(6)
0
(28)
of which: Credit cards
1,716
1,345
342
29
(36)
(10)
(9)
(17)
of which: Commodity trade finance
3,813
3,799
7
7
(114)
(6)
0
(108)
Other financial assets measured at amortized cost
26,236
25,746
302
189
(109)
(27)
(7)
(76)
of which: Loans to financial advisors
2,453
2,184
106
163
(86)
(19)
(3)
(63)
Total financial assets measured at amortized cost
738,632
720,917
15,948
1,767
(969)
(161)
(160)
(647)
Financial assets measured at fair value through other comprehensive income
8,844
8,844
0
0
0
0
0
0
Total on-balance

sheet financial assets in scope of ECL requirements
747,477
729,762
15,948
1,767
(969)
(161)
(160)
(647)
Total exposure ECL provisions
Off-balance

sheet (in

scope of ECL)
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
20,972
19,695
1,127
150
(41)
(18)
(8)
(15)
of which: Large corporate clients
3,464
2,567
793
104
(6)
(3)
(3)
0
of which: SME clients
1,353
1,143
164
46
(8)
(1)
(1)
(7)
of which: Financial intermediaries and hedge funds

9,575
9,491
84
0
(17)
(13)
(4)
0
of which: Lombard
2,454
2,454
0
0
(1)
0
0
(1)
of which: Commodity trade finance
3,137
3,137
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,478
37,097
2,335
46
(114)
(72)
(42)
0
of which: Large corporate clients
23,922
21,811
2,102
9
(100)
(66)
(34)
0
Forward starting reverse repurchase and securities borrowing agreements
1,444
1,444
0
0
0
0
0
0
Committed unconditionally revocable credit lines
42,373
39,802
2,508
63
(38)
(28)
(10)
0
of which: Real estate financing
7,328
7,046
281
0
(5)
(4)
(1)
0
of which: Large corporate clients
5,358
4,599
736
23
(7)
(4)
(3)
0
of which: SME clients
5,160
4,736
389
35
(15)
(11)
(3)
0
of which: Lombard
8,670
8,670
0
0
0
0
0
0
of which: Credit cards
9,466
9,000
462
4
(6)
(5)
(2)
0
of which: Commodity trade finance
117
117
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,611
5,527
36
48
(3)
(3)
0
0
Total off-balance

sheet financial instruments and other credit lines
109,878
103,565
6,006
307
(196)
(121)
(60)
(15)
Total allowances and provisions
(1,165)
(282)
(220)
(662)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   26

Note 9

Expected credit loss measurement (continued)
The table below provides information about the

ECL gross exposure and the ECL coverage ratio for

UBS AG’s core
loan

portfolios (i.e.,
Loans and

advances to

customers
and

Loans

to financial

advisors
) and

relevant off-balance
sheet exposures.
Cash and

balances

at central

banks
,
Loans and

advances to

banks
,
Receivables

from securities
financing transactions
,
Cash collateral

receivables

on derivative instruments

and
Financial assets measured

at fair
value through other

comprehensive income

are not

included in

the table

below, due

to their

lower sensitivity to
ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio
30.6.22
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance

sheet
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
151,010
142,077
8,136
798
8
2
88
7
342
Real estate financing
43,350
39,375
3,967
8
14
4
106
14
505
Total real estate lending
194,360
181,452
12,103
805
10
2
94
8
344
Large corporate clients
12,349
10,818
1,105
427
114
25
153
37
2,286
SME clients
13,558
11,766
1,190
602
184
19
187
34
3,400
Total corporate lending
25,907
22,584
2,294
1,029
151
22
170
35
2,938
Lombard
140,370
140,259
0
111
3
1
0
1
2,641
Credit cards
1,796
1,394
359
43
201
72
263
111
3,805
Commodity trade finance
3,793
3,692
0
101
248
15
0
15
8,768
Other loans and advances to customers
19,446
18,182
1,167
98
26
7
7
7
3,796
Loans to financial advisors
2,525
2,182
147
196
307
50
163
57
3,278
Total other lending
167,929
165,708
1,672
549
18
3
76
4
4,293
Total
1
388,196
369,744
16,069
2,383
22
4
103
8
2,373
Gross exposure (USD

m)
ECL coverage (bps)
Off-balance

sheet
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,860
6,658
199
3
4
3
9
3
786
Real estate financing
10,336
10,126
210
0
11
6
232
11
0
Total real estate lending
17,196
16,784
409
3
8
5
123
8
786
Large corporate clients
30,750
27,581
3,062
107
36
23
136
35
368
SME clients
7,301
6,603
589
109
45
23
178
36
649
Total corporate lending
38,051
34,184
3,651
216
37
23
143
35
510
Lombard
12,931
12,927
0
4
1
0
0
0
0
Credit cards
9,162
8,725
433
3
7
5
36
7
0
Commodity trade finance
2,615
2,615
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
18,527
18,010
517
0
10
7
129
10
0
Other off-balance

sheet commitments
8,548
7,845
701
2
11
8
5
8
0
Total other lending
51,783
50,123
1,651
9
7
5
52
6
0
Total
2
107,030
101,091
5,712
228
18
11
115
17
644
1 Includes Loans and advances to customers

of USD
385,671
m and Loans to financial advisors of

USD
2,525
m, which are presented on the balance

sheet line Other assets measured at amortized

cost.

2 Excludes
Forward starting reverse repurchase and securities borrowing agreements.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   27

Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.3.22
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance

sheet
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
153,771
145,299
7,773
699
8
2
91
6
403
Real estate financing
43,977
40,023
3,947
7
13
4
102
13
455
Total real estate lending
197,748
185,321
11,720
707
9
2
95
8
404
Large corporate clients
13,574
11,987
1,184
404
105
17
122
27
2,666
SME clients
14,170
12,017
1,528
626
183
18
130
31
3,489
Total corporate lending
27,745
24,004
2,712
1,029
145
18
127
29
3,166
Lombard
144,432
144,381
0
51
2
0
0
0
5,326
Credit cards
1,745
1,351
350
44
204
72
256
110
3,803
Commodity trade finance
4,544
4,432
7
105
226
14
2
14
9,157
Other loans and advances to customers
18,548
17,602
879
66
23
7
9
7
4,517
Loans to financial advisors
2,473
2,184
88
201
347
92
322
101
3,132
Total other lending
171,742
169,949
1,325
468
18
3
95
4
4,986
Total
1
397,235
379,274
15,757
2,204
22
4
100
8
2,667
Gross exposure (USD

m)
ECL coverage (bps)
Off-balance

sheet
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
7,972
7,733
236
3
3
3
7
3
241
Real estate financing
10,787
10,499
287
0
9
6
118
9
0
Total real estate lending
18,759
18,232
523
3
7
5
68
7
241
Large corporate clients
31,774
28,206
3,384
183
43
24
124
35
1,410
SME clients
7,512
6,693
700
119
48
23
159
36
791
Total corporate lending
39,286
34,899
4,084
303
44
24
130
35
1,166
Lombard
13,761
13,761
0
0
1
0
0
0
0
Credit cards
9,398
8,941
453
4
7
5
34
7
0
Commodity trade finance
3,010
3,010
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
11,646
11,048
598
0
15
11
83
15
0
Other off-balance

sheet commitments
12,334
12,065
265
4
9
5
40
6
0
Total other lending
50,148
48,825
1,315
8
7
5
58
7
0
Total
2
108,193
101,956
5,922
314
20
11
108
17
1,255
1 Includes Loans and advances to customers

of USD
394,761
m and Loans to financial advisors of

USD
2,473
m, which are presented on the balance

sheet line Other assets measured at amortized

cost.

2 Excludes
Forward starting reverse repurchase and securities borrowing agreements.

Coverage ratios for core loan portfolio 31.12.21
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance

sheet
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
152,610
143,533
8,333
744
9
2
85
6
446
Real estate financing
44,004
40,483
3,512
10
14
5
114
14
231
Total real estate lending
196,615
184,016
11,845
754
10
3
94
8
443
Large corporate clients
14,161
12,665
1,053
443
120
18
148
28
2,997
SME clients
14,263
12,095
1,507
661
182
16
103
25
3,402
Total corporate lending
28,424
24,760
2,560
1,104
151
17
121
26
3,240
Lombard
149,316
149,261
0
55
2
0
0
0
5,026
Credit cards
1,752
1,355
351
46
204
72
255
109
3,735
Commodity trade finance
3,927
3,805
7
115
290
15
3
15
9,388
Other loans and advances to customers
19,510
18,425
1,010
75
23
9
15
9
3,730
Loans to financial advisors
2,539
2,203
109
226
338
88
303
99
2,791
Total other lending
177,043
175,049
1,477
517
18
3
93
4
4,718
Total
1
402,081
383,825
15,882
2,374
23
4
98
8
2,673
Gross exposure (USD

m)
ECL coverage (bps)
Off-balance

sheet
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
9,123
8,798
276
49
3
3
9
3
15
Real estate financing
8,766
8,481
285
0
9
7
88
9
0
Total real estate lending
17,889
17,278
562
49
6
5
49
6
15
Large corporate clients
32,748
28,981
3,630
136
34
25
110
35
1
SME clients
8,077
7,276
688
114
38
19
151
30
585
Total corporate lending
40,826
36,258
4,318
250
35
24
117
34
266
Lombard
14,438
14,438
0
0
1
0
0
0
0
Credit cards
9,466
9,000
462
4
7
5
34
7
0
Commodity trade finance
3,262
3,262
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
13,747
13,379
369
0
13
10
120
13
0
Other off-balance

sheet commitments
8,806
8,507
296
4
15
6
30
7
0
Total other lending
49,720
48,585
1,127
8
8
5
61
7
0
Total
2
108,434
102,121
6,006
307
18
12
100
17
486
1 Includes Loans and advances to customers

of USD
399,543
m and Loans to financial advisors of

USD
2,539
m, which are presented on the balance

sheet line Other assets measured at amortized

cost.

2 Excludes
Forward starting reverse repurchase and securities borrowing agreements.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   28

Note 10

Fair value measurement

a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first six

months of

2022, assets

and liabilities

transferred from

Level 2

to Level

1, or

from Level

1 to
Level 2, that were held for the entire reporting

period, were not material.

Determination of fair values from quoted market

prices or valuation techniques
1
30.6.22 31.3.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
85,292
12,515
1,923
99,730
97,077
15,296
2,623
114,995
113,722
15,012
2,299
131,033
of which: Equity instruments
70,306
982
85
71,373
82,255
512
278
83,045
97,983
1,090
149
99,222
of which: Government bills /

bonds
8,633
1,409
9
10,052
7,579
1,491
10
9,080
7,135
1,351
10
8,496
of which: Investment fund units
5,728
1,040
18
6,786
6,495
2,030
16
8,541
7,843
1,364
21
9,229
of which: Corporate and municipal bonds
619
7,258
673
8,550
741
9,201
611
10,553
708
7,791
556
9,055
of which: Loans
0
1,553
1,010
2,563
0
1,726
1,577
3,303
0
3,099
1,443
4,542
of which: Asset-backed

securities
5
274
128
407
6
336
131
473
53
317
120
489
Derivative financial instruments
1,185
157,586
1,753
160,524
1,512
137,116
1,683
140,311
522
116,482
1,140
118,145
of which: Foreign exchange

527
82,845
3
83,375
750
66,804
6
67,559
255
53,046
7
53,307
of which: Interest rate

0
37,930
351
38,281
0
36,372
772
37,144
0
32,747
494
33,241
of which: Equity /

index

0
33,266
680
33,946
0
29,477
450
29,927
0
27,861
384
28,245
of which: Credit derivatives
0
1,446
640
2,087
0
1,392
338
1,730
0
1,179
236
1,414
of which: Commodities
0
1,936
76
2,013
0
2,886
58
2,944
0
1,590
16
1,606
Brokerage

receivables
0
19,289
0
19,289
0
20,762
0
20,762
0
21,839
0
21,839
Financial assets at fair value not held for trading
20,844
32,226
4,171
57,240
25,704
30,838
4,033
60,575
27,278
28,185
4,180
59,642
of which: Financial assets for unit-linked
investment contracts
14,341
0
8
14,348
18,475
0
1
18,476
21,110
187
6
21,303
of which: Corporate and municipal bonds
131
14,361
249
14,741
137
12,665
288
13,090
123
13,937
306
14,366
of which: Government bills /

bonds
5,954
4,607
0
10,561
6,713
4,561
0
11,274
5,624
3,236
0
8,860
of which: Loans
0
3,301
976
4,277
0
3,815
869
4,684
0
4,982
892
5,874
of which: Securities financing transactions
0
9,881
108
9,989
0
9,677
100
9,776
0
5,704
100
5,804
of which: Auction rate securities
0
0
1,644
1,644
0
0
1,635
1,635
0
0
1,585
1,585
of which: Investment fund units
317
74
112
504
291
120
112
523
338
137
117
591
of which: Equity instruments
101
0
721
822
89
0
699
788
83
2
681
765
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
55
2,196
0
2,251
2,341
6,751
0
9,093
2,704
6,140
0
8,844
of which: Asset-backed

securities
2
0
0
0
0
0
4,639
0
4,639
0
4,849
0
4,849
of which: Government bills /

bonds
2
0
18
0
18
2,293
19
0
2,312
2,658
27
0
2,686
of which: Corporate and municipal bonds
55
2,178
0
2,233
48
2,093
0
2,141
45
1,265
0
1,310
Non-financial

assets measured at fair value on a recurring basis
Precious metals and other physical commodities
4,377
0
0
4,377
4,626
0
0
4,626
5,258
0
0
5,258
Non-financial

assets measured at fair value on a non-recurring

basis
Other non-financial

assets
3
0
0
22
22
0
0
24
24
0
0
26
26
Total assets measured at fair value
111,753
223,812
7,868
343,434
131,260
210,763
8,363
350,386
149,484
187,658
7,645
344,787

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   29

Note 10

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.6.22 31.3.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
24,393
5,932
125
30,450
26,770
7,841
76
34,687
25,413
6,170
105
31,688
of which: Equity instruments
16,323
440
89
16,852
19,390
328
61
19,778
18,328
513
83
18,924
of which: Corporate and municipal bonds
39
4,159
33
4,231
32
5,728
15
5,775
30
4,219
17
4,266
of which: Government bills /

bonds
6,979
1,049
0
8,028
6,857
1,047
0
7,905
5,883
826
0
6,709
of which: Investment fund units
1,051
261
2
1,314
491
695
1
1,187
1,172
555
6
1,733
Derivative financial instruments
1,294
153,887
1,711
156,892
1,505
135,069
1,869
138,444
509
118,558
2,242
121,309
of which: Foreign exchange

486
81,985
26
82,497
737
65,303
33
66,073
258
53,800
21
54,078
of which: Interest rate

0
34,585
96
34,681
0
33,518
221
33,739
0
28,398
278
28,675
of which: Equity /

index

0
33,561
1,076
34,638
0
32,182
1,142
33,324
0
33,438
1,511
34,949
of which: Credit derivatives
0
1,448
373
1,820
0
1,421
370
1,791
0
1,412
341
1,753
of which: Commodities
0
2,107
76
2,183
0
2,530
74
2,604
0
1,503
63
1,566
Financial liabilities designated at fair value on a recurring basis
Brokerage

payables designated at fair value
0
49,798
0
49,798
0
48,015
0
48,015
0
44,045
0
44,045
Debt issued designated at fair value
0
59,973
10,484
70,457
0
58,643
10,778
69,421
0
59,606
11,854
71,460
Other financial liabilities designated at fair value
0
27,980
2,393
30,373
0
29,500
2,874
32,374
0
29,258
3,156
32,414
of which: Financial liabilities related to unit-linked
investment contracts
0
14,503
0
14,503
0
18,661
0
18,661
0
21,466
0
21,466
of which: Securities

financing transactions
0
12,024
2
12,026
0
9,386
2
9,388
0
6,375
2
6,377
of which: Over-the-counter

debt instruments
0
1,157
879
2,036
0
1,299
970
2,269
0
1,334
794
2,128
Total liabilities measured at fair value
25,687
297,570
14,713
337,970
28,275
279,067
15,598
322,941
25,922
257,637
17,357
300,916
1 Bifurcated embedded

derivatives are presented

on the same balance

sheet lines as their

host contracts and

are not included

in this table.

The fair value

of these derivatives was

not material for

the
periods presented.

2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial
assets measured at amortized cost. Refer to Note 1 for more information.

3 Other non-financial

assets primarily consist of properties and other non-current assets held for sale, which are measured at
the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes in deferred

day-1 profit or loss reserves during the relevant

period.

Deferred day-1 profit or loss is generally released into
Other net

income from

financial instruments

measured

at fair
value

through

profit

or

loss
when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Reserve balance at the beginning of the period
425
418
387
418
269
Profit /

(loss)

deferred on new transactions
86
75
97
161
278
(Profit)

/

loss recognized in the income statement
(58)
(69)
(79)
(127)
(142)
Foreign currency translation
(1)
0
0
(1)
(1)
Reserve balance at the end of the period
451
425
405
451
405

The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.

Other valuation adjustment reserves on the

balance sheet
As of
Life-to-date

gain /

(loss),

USD m
30.6.22 31.3.22 31.12.21
Own credit adjustments on financial liabilities designated at fair value
406
114
(315)
of which: debt issued designated at fair value
251
87
(144)
of which: other financial liabilities designated at fair value
154
27
(172)
Credit valuation adjustments
1
(36)
(45)
(44)
Funding valuation adjustments
(8)
(41)
(49)
Debit valuation adjustments
5
4
2
Other valuation adjustments
(869)
(887)
(913)
of which: liquidity
(326)
(343)
(341)
of which: model uncertainty
(543)
(544)
(571)
1 Amount does not include reserves against defaulted counterparties.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   30

Note 10

Fair value measurement (continued)

c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 June 2022 and unobservable, and a range

of values for those unobservable inputs.
The range of values represents

the highest-

and lowest-level inputs

used in the valuation techniques.

Therefore the
range does

not reflect

the level

of uncertainty

regarding

a particular

input or an

assessment

of the reasonableness

of
UBS AG’s estimates and assumptions, but rather the different underlying characteristics of the

relevant assets and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the Annual

Report 2021.

Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.22 31.12.21
USD bn 30.6.22 31.12.21 30.6.22 31.12.21 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
0.9
0.9
0.0
0.0
Relative value to
market

comparable
Bond price equivalent
14
103
88
16
143
98
points
Discounted expected
cash flows Discount margin
447
447
434
434
basis
points
Traded loans, loans
measured at fair value, loan
commitments and
guarantees
2.3
2.8
0.0
0.0
Relative value to
market

comparable
Loan price equivalent
20
100
98
0
101
99
points
Discounted expected
cash flows Credit spread
200
800
374
175
800
436
basis
points
Market

comparable
and securitization
model Credit spread
125
1,423
329
28
1,544
241
basis
points
Auction rate securities
1.6
1.6
Discounted expected
cash flows Credit spread
115
197
154
115
197
153
basis
points
Investment fund units
3
0.1
0.1
0.0
0.0
Relative value to
market

comparable
Net asset value
Equity instruments
3
0.8
0.8
0.1
0.1
Relative value to
market

comparable
Price
Debt issued designated at
fair value
4
10.5
11.9
Other financial liabilities
designated at fair value
2.4
3.2
Discounted expected
cash flows Funding spread
25
175
24
175
basis
points
Derivative financial instruments
Interest rate
0.4
0.5
0.1
0.3
Option model Volatility of interest rates
67
155
65
81
basis
points
Credit derivatives
0.6
0.2
0.4
0.3
Discounted expected
cash flows
Credit spreads

6
416
1
583
basis
points
Bond price equivalent
3
185
2
136
points
Equity /

index
0.7
0.4
1.1
1.5
Option model Equity dividend yields
0
12
0
11
%
Volatility of equity stocks,
equity and other indices
3
145
4
98
%
Equity-to-FX

correlation
(29)
84
(29)
76
%
Equity-to-equity
correlation
(25)
100
(25)
100
%
1 The ranges of significant unobservable inputs are represented in points,

percentages and basis points. Points are

a percentage of par (e.g.,

100 points would be 100%

of par).

2 Weighted averages are provided
for most non-derivative

financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments.

Weighted averages are not provided for inputs related

to Other financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The

range of inputs

is not disclosed,

as there is

a dispersion of

values given the

diverse nature of

the
investments.

4 Debt issued

designated at fair value primarily

consists of structured notes,

which include variable maturity

notes with various equity and

foreign exchange underlying risks,

rates-linked

and credit-
linked notes,

all of which have embedded derivative parameters that are

considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments
lines in this table.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   31

Note 10

Fair value measurement (continued)

d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.6.22 31.3.22 31.12.21
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans designated at fair value, loan commitments and guarantees
25
(32)
15
(20)
19
(13)
Securities financing transactions
53
(55)
47
(52)
41
(53)
Auction rate securities
79
(79)
79
(79)
66
(66)
Asset-backed

securities
25
(19)
25
(18)
20
(20)
Equity instruments
177
(152)
170
(144)
173
(146)
Interest rate derivatives, net
41
(54)
69
(62)
29
(19)
Credit derivatives, net
7
(6)
8
(7)
5
(8)
Foreign exchange derivatives, net
11
(7)
16
(9)
19
(11)
Equity /

index derivatives, net
382
(374)
410
(367)
368
(335)
Other
63
(90)
53
(81)
50
(73)
Total
861
(868)
892
(839)
790
(744)
1 Sensitivity of issued and over-the-counter

debt instruments is reported with the equivalent derivative or securities financing instrument.

e) Level 3 instruments: movements during

the period
The

table

on

the

following

page

presents

additional

information

about

material

Level 3

assets

and

liabilities
measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified
as Level 1 or Level 2 in the fair value

hierarchy and, as a result, realized

and unrealized gains and losses

included in
the table may not include

the effect of related hedging

activity. Furthermore, the realized

and unrealized gains and
losses presented in the table are not limited

solely to those arising from Level 3 inputs, as valuations

are generally
derived from both observable and unobservable

parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred at the beginning of the year.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   32

Note 10

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the period
For the six months ended 30 June 2022
2
Financial assets at fair value held for
trading
2.3
(0.1)
(0.2)
0.3
(1.3)
1.0
0.0
0.1
(0.3)
(0.0)
1.9
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds
0.6
(0.0)
(0.0)
0.2
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
of which: Loans
1.4
(0.1)
(0.1)
0.0
(1.2)
1.0
0.0
0.0
(0.2)
(0.0)
1.0
Derivative financial instruments –
assets
1.1
0.5
0.6
0.0
0.0
0.5
(0.4)
0.2
(0.2)
(0.0)
1.8
of which: Interest rate
0.5
0.1
0.1
0.0
0.0
0.0
(0.1)
0.1
(0.1)
(0.0)
0.4
of which: Equity /

index
0.4
0.3
0.3
0.0
0.0
0.2
(0.2)
0.0
(0.0)
(0.0)
0.7
of which: Credit derivatives
0.2
0.1
0.1
0.0
0.0
0.2
(0.0)
0.1
0.0
0.0
0.6
Financial assets at fair value not held
for trading
4.2
0.1
0.1
0.6
(0.6)
0.0
(0.0)
0.0
(0.1)
(0.1)
4.2
of which: Loans
0.9
(0.0)
(0.0)
0.5
(0.2)
0.0
0.0
0.0
(0.1)
(0.0)
1.0
of which: Auction rate securities
1.6
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.7
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.0
(0.0)
0.7
Derivative financial instruments –
liabilities
2.2
(0.6)
(0.6)
0.0
0.0
0.9
(0.8)
0.1
(0.1)
(0.1)
1.7
of which: Interest rate
0.3
(0.2)
(0.2)
0.0
0.0
0.1
(0.0)
0.0
0.0
(0.0)
0.1
of which: Equity /

index
1.5
(0.3)
(0.3)
0.0
0.0
0.6
(0.7)
0.0
(0.1)
(0.0)
1.1
of which: Credit derivatives
0.3
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.1
(0.0)
(0.0)
0.4
Debt issued designated at fair value
11.9
(1.9)
(1.6)
0.0
0.0
4.2
(2.7)
0.7
(1.3)
(0.4)
10.5
Other financial liabilities designated at
fair value
3.2
(0.7)
(0.7)
0.0
0.0
0.2
(0.1)
0.0
(0.2)
(0.0)
2.4

For the six months ended 30 June 2021
Financial assets at fair value held for
trading
2.3
(0.0)
(0.0)
0.3
(0.8)
0.4
0.0
0.2
(0.2)
(0.0)
2.1
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds

0.8
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
(0.1)
(0.0)
0.8
of which: Loans
1.1
0.0
0.0
0.1
(0.5)
0.4
0.0
0.0
(0.2)
0.0
1.0
Derivative financial instruments –
assets
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.4)
(0.0)
(0.1)
(0.0)
1.5
of which: Interest rate
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
(0.0)
0.3
of which: Equity /

index
0.9
0.1
0.1
0.0
0.0
0.3
(0.4)
(0.0)
(0.1)
(0.0)
0.8
of which: Credit derivatives
0.3
(0.1)
(0.1)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
0.0
0.3
Financial assets at fair value not held
for trading
3.9
0.1
0.1
0.7
(0.3)
0.0
0.0
0.1
(0.0)
(0.0)
4.5
of which: Loans
0.9
(0.0)
0.0
0.4
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
1.1
of which: Auction rate securities
1.5
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.6
Derivative financial instruments –
liabilities
3.5
0.2
(0.0)
0.0
0.0
0.7
(1.2)
0.0
(0.2)
(0.0)
2.9
of which: Interest rate
0.5
(0.1)
(0.1)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.5
of which: Equity /

index
2.3
0.4
0.2
0.0
0.0
0.5
(1.1)
0.0
(0.2)
(0.0)
1.9
of which: Credit derivatives
0.5
(0.2)
(0.2)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.4
Debt issued designated at fair value
9.6
0.3
0.2
0.0
0.0
6.3
(2.9)
0.1
(0.8)
(0.2)
12.5
Other financial liabilities designated at
fair value
2.1
(0.0)
(0.0)
0.0
0.0
1.0
(0.2)
0.0
(0.0)
(0.0)
2.9
1 Net gains /

losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains /

(losses)

from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.

2 Total Level 3 assets as of 30 June 2022 were USD
7.9
bn (31

December
2021: USD
7.6
bn). Total Level 3 liabilities as of 30

June 2022 were USD
14.7
bn (31

December 2021: USD
17.4
bn).

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   33

Note 10

Fair value measurement (continued)

f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21 Fair Value measurement” in the “Consolidated financial statements”
section of the Annual Report 2021.

Financial instruments not measured at fair value
30.6.22 31.3.22 31.12.21
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
190.4
190.4
206.8
206.8
192.8
192.8
Loans and advances to banks
16.4
16.4
17.8
17.8
15.4
15.3
Receivables from securities financing transactions
63.3
63.3
69.5
69.5
75.0
75.0
Cash collateral receivables on derivative instruments
43.8
43.8
39.3
39.3
30.5
30.5
Loans and advances to customers
384.9
374.6
394.0
387.9
398.7
397.9
Other financial assets measured at amortized cost
1
37.6
36.1
28.8
28.3
26.2
26.5
Liabilities
Amounts due to banks
15.2
15.2
16.6
16.6
13.1
13.1
Payables from securities financing transactions
6.0
6.0
7.1
7.1
5.5
5.5
Cash collateral payables on derivative instruments
40.5
40.5
39.6
39.6
31.8
31.8
Customer deposits
514.3
514.3
543.0
542.9
544.8
544.8
Funding from UBS Group AG

57.1
56.2
57.5
58.4
57.3
58.8
Debt issued measured at amortized cost
65.8
65.1
75.0
75.2
82.4
82.8
Other financial liabilities measured at amortized cost
2
7.4
7.4
6.9
6.9
6.3
6.3
1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost.
Refer to Note 1 for more information.

2 Excludes lease liabilities.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   34

Note 11

Derivative instruments

a) Derivative instruments
As of 30.6.22, USD bn
Derivative
financial
assets
Notional values
related to derivative
financial assets
1
Derivative
financial
liabilities
Notional values
related to derivative
financial liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
38.3
1,083
34.7
1,051
9,799
Credit derivatives
2.1
48
1.8
47
0
Foreign exchange

83.4
3,252
82.5
3,092
33
Equity /

index

33.9
388
34.6
457
69
Commodities
2.0
78
2.2
70
16
Loan commitments measured at FVTPL
0.0
1
0.0
7
Unsettled purchases of non-derivative

financial instruments
3
0.3
29
0.5
22
Unsettled sales of non-derivative

financial instruments
3
0.5
30
0.5
24
Total derivative financial instruments, based on IFRS netting
4
160.5
4,910
156.9
4,771
9,916
Further netting potential not recognized on the balance sheet
5
(146.5)
(141.0)
of which: netting of recognized financial liabilities /

assets
(116.0)
(116.0)
of which: netting with collateral received /

pledged
(30.5)
(24.9)
Total derivative financial instruments, after consideration of further netting potential
14.0
15.9
As of 31.3.22, USD bn
Derivative financial instruments
Interest rate

37.1
1,080
33.7
1,058
9,569
Credit derivatives
1.7
50
1.8
48
0
Foreign exchange

67.6
3,315
66.1
3,183
20
Equity /

index

29.9
477
33.3
566
80
Commodities
2.9
82
2.6
65
17
Loan commitments measured at FVTPL
0.0
1
0.0
5
Unsettled purchases of non-derivative

financial instruments
3
0.3
26
0.5
31
Unsettled sales of non-derivative

financial instruments
3
0.7
45
0.4
18
Total derivative financial instruments, based on IFRS netting
4
140.3
5,075
138.4
4,973
9,686
Further netting potential not recognized on the balance sheet
5
(126.6)
(121.4)
of which: netting of recognized financial liabilities /

assets
(101.7)
(101.7)
of which: netting with collateral received /

pledged
(25.0)
(19.7)
Total derivative financial instruments, after consideration of further netting potential
13.7
17.0
As of 31.12.21, USD bn
Derivative financial instruments
Interest rate

33.2
991
28.7
943
8,675
Credit derivatives
1.4
45
1.8
46
0
Foreign exchange

53.3
3,031
54.1
2,939
1
Equity /

index

28.2
457
34.9
604
80
Commodities
1.6
58
1.6
56
15
Loan commitments measured at FVTPL
0.0
1
0.0
8
Unsettled purchases of non-derivative

financial instruments
3
0.1
13
0.2
11
Unsettled sales of non-derivative

financial instruments
3
0.2
18
0.1
9
Total derivative financial instruments, based on IFRS netting
4
118.1
4,614
121.3
4,617
8,771
Further netting potential not recognized on the balance sheet
5
(107.4)
(107.0)
of which: netting of recognized financial liabilities /

assets
(88.9)
(88.9)
of which: netting with collateral received /

pledged
(18.5)
(18.1)
Total derivative financial instruments, after consideration of further netting potential
10.7
14.3
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet, the

respective notional values of the

netted derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared

ETD and OTC transactions through central clearing counterparties are not disclosed,

as they have a significantly different risk

profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange. The fair

value of these derivatives is presented on the

balance sheet net of the corresponding cash

margin under Cash collateral receivables on
derivative instruments and Cash collateral payables on

derivative instruments and was not material for all

periods presented.

3 Changes in the fair value

of purchased and sold non-derivative

financial instruments
between trade date

and settlement date

are recognized as

derivative financial instruments.

4 Financial

assets and liabilities

are presented net

on the balance

sheet if UBS

AG has the

unconditional and legally
enforceable right to offset the recognized

amounts, both in the

normal course of business and

in the event of default, bankruptcy

or insolvency of UBS AG

or its counterparties, and

intends either to settle on

a net
basis or to realize the asset and settle the liability simultaneously.

5 Reflects the netting potential in accordance

with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   35

Note 11

Derivative instruments (continued)

b) Cash collateral on derivative instruments
USD bn
Receivables
30.6.22
Payables
30.6.22
Receivables
31.3.22
Payables
31.3.22
Receivables
31.12.21
Payables
31.12.21
Cash collateral on derivative instruments, based on IFRS netting
1
43.8
40.5
39.3
39.6
30.5
31.8
Further netting potential not recognized on the balance sheet
2
(23.2)
(22.6)
(19.0)
(21.4)
(18.4)
(16.4)
of which: netting of recognized financial liabilities /

assets
(20.4)
(19.9)
(15.8)
(18.2)
(15.2)
(13.1)
of which: netting with collateral received /

pledged
(2.8)
(2.8)
(3.2)
(3.2)
(3.3)
(3.3)
Cash collateral on derivative instruments, after consideration of further netting potential
20.6
17.9
20.3
18.2
12.1
15.4
1 Financial assets and liabilities are presented net

on the balance sheet if UBS AG has

the unconditional and legally enforceable right

to offset the recognized amounts, both

in the normal course of business and

in
the event of default, bankruptcy

or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Reflects the netting potential
in accordance with enforceable master netting

and similar arrangements where not all

criteria for a net presentation on the

balance sheet have been met.

Refer to “Note 22 Offsetting financial assets and financial
liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

Note   12

Other assets and liabilities

a) Other financial assets measured at amortized

cost
USD m 30.6.22 31.3.22 31.12.21
Debt securities
1
29,812
21,192
18,858
Loans to financial advisors
2,447
2,388
2,453
Fee-

and commission-related

receivables
1,965
1,937
1,966
Finance lease receivables
1,283
1,325
1,356
Settlement and clearing accounts

500
492
455
Accrued interest income
681
549
521
Other
863
885
627
Total other financial assets measured at amortized cost
37,551
28,766
26,236
1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost.
Refer to Note 1 for more information

b) Other non-financial assets
USD m 30.6.22 31.3.22 31.12.21
Precious metals and other physical commodities

4,377
4,626
5,258
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
2,150
2,280
1,526
Prepaid expenses
731
773
717
VAT and other tax receivables
410
419
591
Properties and other non-current

assets held for sale
257
313
32
Assets of disposal groups held for sale
823
1,018
1,093
Other
819
728
618
Total other non-financial

assets
9,567
10,158
9,836
1 Refer to Note 16 for more information.

c) Other financial liabilities measured at

amortized cost
USD m 30.6.22 31.3.22 31.12.21
Other accrued expenses
1,500
1,561
1,642
Accrued interest expenses
1,238
847
1,134
Settlement and clearing accounts
1,866
1,663
1,282
Lease liabilities
3,140
3,310
3,438
Other

2,773
2,786
2,269
Total other financial liabilities measured at amortized cost
10,516
10,167
9,765

d) Other financial liabilities designated at

fair value
USD m 30.6.22 31.3.22 31.12.21
Financial liabilities related to unit-linked

investment contracts
14,503
18,661
21,466
Securities financing transactions
12,026
9,388
6,377
Over-the-counter

debt instruments
2,036
2,269
2,128
Funding from UBS Group AG
1,807
2,049
2,340
Other
0
8
103
Total other financial liabilities designated at fair value
30,373
32,374
32,414

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   36

Note 12

Other assets and liabilities (continued)

e) Other non-financial liabilities
USD m 30.6.22 31.3.22 31.12.21
Compensation-related

liabilities
3,338
2,925
4,795

of which: net defined benefit liability
462
558
617
Deferred tax liabilities
201
165
297
Current tax liabilities
935
926
1,365
VAT and other tax payables
490
541
524
Deferred income
233
246
225
Liabilities of disposal groups held for sale
1,351
1,289
1,298
Other
70
61
68
Total other non-financial

liabilities
6,618
6,152
8,572

Note   13

Debt issued designated at fair value
USD m 30.6.22 31.3.22 31.12.21
Issued debt instruments
Equity-linked
1
39,629
44,252
47,059
Rates-linked
16,916
14,933
16,369
Credit-linked
2,147
1,951
1,723
Fixed-rate
5,411
3,727
2,868
Commodity-linked
4,640
3,995
2,911
Other
1,715
563
529
Total debt issued designated at fair value
70,457
69,421
71,460
of which: issued by UBS AG with original maturity greater than one year
2
56,308
55,739
57,967
1 Includes investment fund unit-linked instruments issued.

2 Based on original contractual

maturity without considering any

early redemption features.

As of 30 June

2022,

100
%

of the balance was unsecured
(31

March 2022:
100
%;

31 December 2021:
100
%).

Note   14

Debt issued measured at amortized cost
USD m 30.6.22 31.3.22 31.12.21
Short-term

debt
1
31,525
37,539
43,098
Senior unsecured debt other than TLAC
20,109
21,632
23,328
of which: issued by UBS AG with original maturity greater than one year
2
20,099
21,619
23,307
Covered bonds
0
1,351
1,389
Subordinated debt
5,008
5,056
5,163
of which: low-trigger

loss-absorbing

tier 2 capital instruments
2,471
2,507
2,596
of which: non-Basel

III-compliant

tier 2 capital instruments
538
543
547
Debt issued through the Swiss central mortgage institutions
9,177
9,435
9,454
Long-term

debt
3
34,294
37,474
39,334
Total debt issued measured at amortized cost
4
65,820
75,013
82,432
1 Debt with an original contractual maturity of less than

one year, mainly consisting of certificates of deposit and commercial paper.

2 Based on original contractual maturity without considering any early redemption
features. As

of 30 June 2022,
100
%

of the

balance was

unsecured (31 March 2022:
100
%;

31 December

2021:
100
%).

3 Debt

with an

original contractual

maturity greater

than or

equal to

one year.

The
classification of debt

issued into

short-term

and long-term

does not consider

any early redempti

on features.

4 Net of

bifurcated embedded

derivatives, the

fair value of

which was

not material

for the

periods
presented.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   37

Note 15

Interest rate benchmark reform
During

2022,

UBS AG

has

continued

to

manage

the

transition

to

alternative

reference

rates

(ARRs)

under

the
oversight of

the dedicated

Group-wide forum,

with an

increased focus

on the US

region. The transition

of non-USD
interbank

offered

rates

(IBORs)

is

largely

complete,

with

efforts

now

focused

on

managing

the

transition

of
remaining USD LIBOR exposures.
On

15 March

2022,

the

US

enacted

federal

legislation,

the

“Adjustable

Interest

Rate

(LIBOR)

Act,”

which

is
substantially based on,

and supersedes, the

New York State London

Interbank Offered Rate

(LIBOR) legislation. The
Adjustable Interest Rate (LIBOR) Act provides a legislative solution for USD LIBOR legacy products governed by any
US state law should such products fail to transition

prior to the USD LIBOR cessation date of

30 June 2023.
Non-derivative instruments
Most

of

the

USD
21
bn

mortgages

linked

to

CHF

LIBOR

that

were

outstanding

as

of

31 December

2021

were
automatically

transitioned

to

Swiss

Average

Rate

Overnight

(SARON)

during

the

first

quarter

of

2022.

A

small
number of transitions

took place in

the second quarter

of 2022, with the

remaining due to

transition later in 2022,
on their next

roll date. Substantially

all of the

US securities-based

lending outstanding

as of 31 December

2021 was
transitioned to Secured Overnight

Financing Rate (SOFR)

during the first quarter

of 2022. In January

2022, UBS AG
completed the transition of USD LIBOR-linked non-derivative balances related to brokerage accounts to SOFR. No
other material transitions of USD LIBOR-linked

contracts occurred in the first half of 2022.

Derivative instruments

UBS AG successfully transitioned the remaining non-USD IBOR derivatives not transacted through clearing houses or exchanges during the first quarter of 2022, which ensured an orderly transition when converting high volumes
of transactions at the time of rate cessation.

No material USD LIBOR-linked derivatives

have transitioned in 2022.

Note 16

Provisions and contingent liabilities

a) Provisions
The table below presents an overview of total provisions.
USD m 30.6.22 31.3.22 31.12.21
Provisions other than provisions for expected credit losses
3,215
3,192
3,256
Provisions for expected credit losses
1
192
221
196
Total provisions
3,407
3,413
3,452
1 Refer to Note 9c for more information.

The following table presents additional information

for provisions other than provisions for

expected credit losses.
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Other
3
Total
Balance as of 31 December 2021
2,798
137
321
3,256
Balance as of 31 March 2022
2,758
125
310
3,192
Increase in provisions recognized in the income statement
235
54
15
304
Release of provisions recognized in the income statement
(14)
(6)
(5)
(25)
Provisions used in conformity with designated purpose
(101)
(54)
(5)
(161)
Foreign currency translation /

unwind of discount
(80)
(4)
(12)
(96)
Balance as of 30 June 2022
2,798
114
302
3,215
1 Consists of provisions for losses

resulting from legal, liability and

compliance risks.

2 Primarily consists of personnel-related

restructuring provisions of USD
75
m as of 30

June 2022 (31

March 2022: USD
80
m;
31 December 2021: USD
90
m) and provisions for onerous contracts of USD
40
m as of 30 June 2022 (31

March 2022: USD
45
m; 31 December 2021: USD
47
m).

3 Mainly includes provisions related to real estate,
employee benefits and operational risks.
Restructuring provisions

primarily relate

to personnel-related

provisions and

onerous contracts.

Personnel-related
restructuring provisions are generally used within

a short period of

time. The level of

personnel-related provisions
can

change

when

natural

staff

attrition

reduces

the

number

of

people

affected

by

a

restructuring

event,

and
therefore

results

in

lower

estimated

costs.

Onerous

contracts

for

property

are

recognized

when

UBS

AG

is
committed to

pay

for non-lease

components, such

as utilities,

service

charges, taxes

and

maintenance, when

a
property is vacated or not fully recovered from

sub-tenants.

Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

16b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   38

Note 16

Provisions and contingent liabilities

(continued)

b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including

litigation,

arbitration,

and

regulatory

and

criminal

investigations.

“UBS,”

“we”

and

“our”

may,

for
purposes of this Note, refer to UBS AG and /

or one or more of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into a

settlement
agreement. This may occur in order to avoid the

expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS

makes provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to

be

material

and

others

that

management believes

to

be

of

significance

due

to

potential

financial,
reputational and other effects.

The amount of

damages claimed, the size

of a transaction

or other information is
provided

where

available

and

appropriate

in

order

to

assist

users

in

considering

the

magnitude

of

potential
exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases

we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision
but

expect disclosure

of that

fact to

prejudice seriously

our position

with other

parties in

the matter

because it
would reveal the fact that UBS believes an outflow

of resources to be probable and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

Note

16a

above. It

is

not

practicable

to

provide

an

aggregate

estimate

of

liability

for

our
litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require

UBS to provide
speculative legal assessments

as to claims

and proceedings that

involve unique fact

patterns or novel

legal theories,
that have

not yet

been initiated

or are

at early

stages of

adjudication, or

as to

which alleged

damages have

not
been quantified by

the claimants. Although

UBS therefore cannot

provide a numerical

estimate of the

future losses
that could arise from litigation,

regulatory and similar matters,

UBS believes that the aggregate

amount of possible
future losses from this class that are more than

remote substantially exceeds the level of

current provisions.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   39

Note 16

Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational

risk for

this purpose

is included

in the

“Capital management”

section of

the UBS

Group second
quarter 2022 report.

Provisions for litigation, regulatory and similar matters

by business division and in Group Functions
1
USD m
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group
Functions Total
Balance as of 31 December 2021
1,338
181
8
310
962
2,798
Balance as of 31 March 2022
1,309
176
8
307
958
2,758
Increase in provisions recognized in the income statement
129
0
0
101
5
235
Release of provisions recognized in the income statement
(7)
0
0
(6)
(1)
(14)
Provisions used in conformity with designated purpose
(80)
0
0
(5)
(15)
(101)
Foreign currency translation /

unwind of discount
(60)
(9)
0
(10)
(1)
(80)
Balance as of 30 June 2022
1,289
168
8
387
946
2,798
1 Provisions, if any,

for the matters described

in items 3

and 4 of

this Note are recorded in

Global Wealth Management, and

provisions, if any,

for the matters described

in item 2 are recorded

in Group Functions.
Provisions, if any, for the matters described in items

1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking,

provisions, if any, for the matters described

in item 5
are allocated between the Investment Bank

and Group Functions, and provisions, if any, for the matters described in item 7 are allocated between Global Wealth Management and Investment Bank.

1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided

by UBS

and other

financial institutions. It

is possible

that the

implementation of

automatic tax
information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has

received disclosure orders from the

Swiss Federal Tax

Administration (FTA)
to transfer

information based on

requests for

international administrative assistance in

tax matters.

The requests
concern a number of UBS

account numbers pertaining to current

and former clients and

are based on

data from
2006 and

2008. UBS

has taken

steps to

inform affected

clients about

the administrative

assistance proceedings

and
their procedural

rights, including the

right to

appeal. The requests

are based

on data

received from

the German
authorities, who

seized certain

data related

to UBS

clients booked

in Switzerland

during their

investigations and
have apparently

shared

this data

with other

European countries.

UBS expects

additional countries

to file

similar
requests.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with

French clients. In connection with this investigation, the

investigating
judges ordered UBS AG to provide bail (“
caution
”) of EUR
1.1
bn.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   40

Note 16

Provisions and contingent liabilities

(continued)
On 20 February 2019,

the court of

first instance returned

a verdict finding UBS

AG guilty of unlawful

solicitation of
clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding

and abetting

unlawful solicitation

and of

laundering the

proceeds of

tax fraud.

The

court imposed

fines
aggregating EUR
3.7
bn on UBS AG and UBS (France) S.A. and

awarded EUR
800
m of civil damages to the French
state. A trial in the

French Court of Appeal

took place in March

2021. On 13 December 2021,

the Court of Appeal
found UBS

AG guilty

of unlawful

solicitation and aggravated

laundering of

the proceeds

of tax

fraud. The

court
ordered

a

fine

of

EUR
3.75
m,

the

confiscation

of

EUR
1
bn,

and

awarded

civil

damages

to

the

French

state

of
EUR
800
m. The

court also

found UBS

(France) SA

guilty of

the aiding

and abetting

of unlawful

solicitation and
ordered it to pay a fine of EUR
1.875
m. UBS AG has filed an appeal with

the French Supreme Court to preserve

its
rights.

The

notice

of

appeal

enables

UBS

AG

to

thoroughly

assess

the

verdict

of

the

Court

of

Appeal

and

to
determine next

steps in

the best

interest of

its stakeholders.

The fine

and confiscation

imposed by

the Court

of
Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR
99
m of
which was deducted from the bail), subject

to the result of UBS’s appeal.
Our

balance sheet

at 30 June

2022 reflected

provisions with

respect to

this matter

in

an amount

of EUR
1.1
bn
(USD
1.15
bn).

The

wide

range

of

possible

outcomes

in

this

case

contributes

to

a

high

degree

of

estimation
uncertainty and the provision

reflects our best estimate

of possible financial implications,

although actual penalties
and civil damages could exceed (or may be less

than) the provision amount.
Our balance

sheet at

30 June 2022

reflected provisions

with respect

to matters

described

in this

item 1

in an

amount
that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for
which

we

have

established

provisions,

the

future

outflow

of

resources

in

respect

of

such

matters

cannot

be
determined with

certainty based

on

currently

available information

and

accordingly may

ultimately prove

to

be
substantially greater (or may be less) than the

provision that we have recognized.
2. Claims related to sales of residential mortgage-backed

securities and mortgages
From 2002

through 2007,

prior to

the crisis

in the

US residential

loan market,

UBS was

a substantial

issuer and
underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential
mortgages.

In November 2018,

the DOJ

filed a

civil complaint

in the

District Court

for the

Eastern District

of New

York. The
complaint

seeks

unspecified

civil

monetary

penalties

under

the

Financial

Institutions

Reform,

Recovery

and
Enforcement Act of

1989 related to

UBS’s issuance, underwriting and

sale of 40

RMBS transactions in

2006 and
2007.

UBS

moved to

dismiss

the

civil

complaint on

6 February

2019.

On

10 December 2019,

the

district

court
denied UBS’s motion to dismiss.

Our

balance sheet

at 30 June

2022 reflected

a

provision with

respect

to matters

described in

this

item

2

in

an
amount that

UBS believes

to be

appropriate under

the applicable

accounting standard.

As

in

the case

of other
matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the

provision that we have recognized.
3. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR
2.1
bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   41

Note 16

Provisions and contingent liabilities

(continued)
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD
2
bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD
125
m of

payments alleged

to be

fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In February 2019, the Court

of Appeals reversed the dismissal

of the BMIS Trustee’s remaining claims,

and
the US Supreme Court subsequently denied a

petition seeking review of the Court of

Appeals’ decision. The case
has been remanded to the Bankruptcy Court

for further proceedings.
4. Puerto Rico
Declines since 2013 in the market prices of

Puerto Rico municipal bonds and of closed-end funds (funds) that are
sole-managed and

co-managed by

UBS Trust

Company of

Puerto Rico

and distributed

by UBS

Financial Services
Incorporated of

Puerto Rico

(UBS PR)

led to

multiple regulatory

inquiries, which

in 2014

and 2015,

led to

settlements
with

the

Office

of

the

Commissioner

of

Financial

Institutions

for

the

Commonwealth

of

Puerto

Rico,

the

US
Securities and Exchange Commission (SEC)

and the Financial Industry Regulatory Authority.
Since then, UBS

clients in Puerto Rico

who own the funds

or Puerto Rico municipal

bonds and/or who used

their
UBS

account assets

as collateral

for UBS

non-purpose loans

filed customer

complaints and

arbitration demands
seeking aggregate

damages

of USD
3.4
bn, of

which USD
3.2
bn have

been resolved

through settlements,

arbitration
or

withdrawal

of

claims.

Allegations include

fraud,

misrepresentation and

unsuitability of

the

funds

and

of

the
loans.
A

shareholder

derivative

action

was

filed

in

2014

against

various

UBS

entities

and

current

and

certain

former
directors of the

funds, alleging

hundreds of

millions of

US dollars in

losses in

the funds.

In 2021,

the parties

reached
an agreement to settle this matter for

USD
15
m, subject to court approval.

In

2011,

a

purported

derivative

action

was

filed

on

behalf

of

the

Employee

Retirement

System

of

the
Commonwealth

of

Puerto

Rico

(System)

against

over

40

defendants,

including

UBS

PR,

which

was

named

in
connection with its

underwriting and consulting

services. Plaintiffs alleged

that defendants violated

their purported
fiduciary duties and

contractual obligations

in connection with

the issuance and

underwriting of USD
3
bn of bonds
by the System

in 2008 and sought

damages of over USD
800
m. In 2016, the

court granted the System’s

request
to join

the action as

a plaintiff. In

2017, the court

denied defendants’ motion to

dismiss the complaint. In

2020,
the court denied plaintiffs’ motion for summary

judgment.

Beginning

in

2015,

certain

agencies

and

public

corporations

of

the

Commonwealth

of

Puerto

Rico
(Commonwealth) defaulted

on

certain

interest

payments on

Puerto

Rico

bonds. In

2016,

US

federal

legislation
created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay

on the exercise of certain

creditors’ rights. In 2017,

the oversight board placed

certain of
the bonds into a bankruptcy-like proceeding

under the supervision of a Federal District Judge.

In

May

2019,

the

oversight

board

filed

complaints

in

Puerto

Rico

federal

district

court

bringing

claims

against
financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including

UBS,
seeking

a

return

of

underwriting

and

swap

fees

paid

in

connection with

those offerings.

UBS

estimates that

it
received approximately USD
125
m in fees in the relevant offerings.
In August 2019,

and February

and November 2020,

four US insurance

companies that

insured issues of

Puerto Rico
municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases.
The actions collectively

seek recovery

of an aggregate

of USD
955
m in damages

from the defendants.

The plaintiffs
in these cases claim

that defendants failed to reasonably investigate financial

statements in the offering materials
for

the

insured

Puerto

Rico

bonds

issued

between

2002

and

2007,

which

plaintiffs

argue

they

relied

upon

in
agreeing

to

insure

the

bonds

notwithstanding that

they

had

no

contractual relationship

with

the

underwriters.
Defendants’ motions

to dismiss

have been

granted in

all three

cases; those

decisions are

being appealed

by the
plaintiffs.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   42

Note 16

Provisions and contingent liabilities

(continued)
Our balance

sheet at 30 June 2022

reflected provisions with

respect to matters described

in this item 4 in

amounts
that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for
which

we

have

established

provisions,

the

future

outflow

of

resources

in

respect

of

such

matters

cannot

be
determined with

certainty based

on

currently

available information

and

accordingly may

ultimately prove

to

be
substantially greater (or may be less) than the

provisions that we have recognized.
5. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US

federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an

aggregate of
USD
141
m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of US and European competition laws

and unjust enrichment.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In

March 2017,

the court

granted UBS’s

(and the

other banks’)

motions to
dismiss the complaint. The

plaintiffs filed an amended

complaint in August 2017.

In March 2018, the court

denied
the defendants’ motions to

dismiss the amended complaint.

In March 2022, the

court denied plaintiffs’ motion

for
class certification.
LIBOR and other benchmark

-related regulatory matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark

-related civil

litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and

SOR and Australian BBSW, and seek

unspecified compensatory
and other damages under varying legal theories.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   43

Note 16

Provisions and contingent liabilities

(continued)
USD LIBOR class

and individual actions

in the

US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in part, certain plaintiffs’

antitrust claims, federal racketeering claims,

CEA claims, and state
common law claims, and again dismissed

the antitrust claims in 2016 following

an appeal. In December 2021, the
Second Circuit affirmed the

district court’s dismissal in part

and reversed in part and remanded

to the district court
for further

proceedings. The

Second Circuit,

among other

things, held that

there was

personal jurisdiction

over UBS
and other foreign defendants based on allegations

that at least one alleged co-conspirator undertook an overt

act
in

the

United

States.

Separately, in

2018,

the

Second

Circuit

reversed in

part

the

district

court’s

2015

decision
dismissing certain individual plaintiffs’

claims and certain of these actions

are now proceeding. In 2018,

the district
court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission

to appeal that ruling to

the Second Circuit.

In July 2018, the Second

Circuit denied the
petition to

appeal of

the class

of USD lenders

and in

November 2018

denied the

petition of

the USD exchange
class. In January 2019, a putative class action

was filed in the District Court for the

Southern District of New York
against UBS and numerous other banks on behalf of US residents who, since

1 February 2014, directly transacted
with a defendant

bank in USD LIBOR

instruments. The complaint

asserts antitrust claims.

The defendants moved

to
dismiss

the

complaint

in

August

2019.

In

March

2020

the

court

granted

defendants’

motion

to

dismiss

the
complaint in

its entirety.

Plaintiffs have

appealed the

dismissal. In

March 2022,

the Second

Circuit dismissed

the
appeal

because

appellants, who

had

been

substituted in

to

replace

the

original

plaintiffs

who

had

withdrawn,
lacked standing

to pursue

the appeal.

In August

2020, an

individual action

was filed

in the

Northern District

of
California against

UBS and

numerous other

banks alleging

that the

defendants conspired

to fix

the interest

rate
used as

the basis

for loans

to consumers

by jointly

setting the

USD LIBOR rate

and monopolized

the market

for
LIBOR-based consumer loans and credit cards.

Defendants moved to dismiss the complaint

in September 2021.
Other benchmark

class actions in the US:

Yen LIBOR / Euroyen TIBOR –
In 2014, 2015 and 2017,

the court in one of the

Yen LIBOR / Euroyen TIBOR lawsuits
dismissed certain

of the

plaintiffs’ claims,

including the

plaintiffs’ federal

antitrust and

racketeering claims.

In August
2020, the

court granted

defendants’ motion

for judgment

on the

pleadings and

dismissed the

lone remaining

claim
in the action as impermissibly extraterritorial. Plaintiffs have appealed. In

2017, the court dismissed the other Yen
LIBOR /

Euroyen TIBOR

action in

its entirety

on standing

grounds. In

April 2020,

the appeals

court reversed

the
dismissal and in

August 2020 plaintiffs

in that action filed

an amended complaint

focused on Yen LIBOR. The court
granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021 and plaintiffs and the remaining defendants have moved for

reconsideration.

CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs filed

an

amended complaint,

and the

court granted

a

renewed motion

to dismiss

in September

2019.
Plaintiffs appealed. In

September 2021, the

Second Circuit granted

the parties’ joint motion

to vacate the dismissal
and remand the case for further proceedings.

EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

SIBOR /

SOR

– In

October 2018,

the court

in the

SIBOR /

SOR action dismissed

all but

one of

plaintiffs’ claims

against
UBS.

Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

July

2019.
Plaintiffs appealed. In March

2021, the Second Circuit

reversed the dismissal. Plaintiffs

filed an amended complaint
in

October

2021,

which

defendants

have

moved

to

dismiss.

In

March

2022,

plaintiffs

reached

a

settlement

in
principle with the remaining defendants, including UBS. The court granted preliminary approval of the settlement
in June 2022.

BBSW

– In November 2018, the court dismissed the BBSW lawsuit as to UBS and certain other foreign defendants for

lack

of

personal

jurisdiction.

Plaintiffs

filed

an

amended

complaint

in

April

2019,

which

UBS

and

other
defendants moved to dismiss. In February 2020, the court granted in part and denied in part defendants’

motions
to dismiss

the amended

complaint. In

August 2020,

UBS and

other BBSW

defendants joined

a motion

for judgment
on the

pleadings, which

the court

denied in

May 2021.

In February

2022, plaintiffs

reached a

settlement in

principle
with the

remaining defendants, including

UBS. The

court granted

preliminary approval

of the

settlement in

May
2022.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   44

Note 16

Provisions and contingent liabilities

(continued)
GBP LIBOR

– The court dismissed the GBP LIBOR action

in August 2019. Plaintiffs have appealed.

Government

bonds:

Putative

class

actions

have

been filed

since

2015

in US

federal

courts

against

UBS and

other

banks
on behalf

of persons

who participated

in markets

for US

Treasury

securities

since 2007.

A consolidated

complaint

was
filed in 2017

in the

US District Court for

the Southern District of New

York alleging that the

banks colluded with
respect

to, and

manipulated

prices

of, US

Treasury

securities

sold at

auction

and in

the

secondary

market

and asserting
claims

under

the antitrust

laws and

for unjust

enrichment.

Defendants’

motions

to dismiss

the consolidated

complaint
were

granted

in March

2021.

Plaintiffs

filed

an amended

complaint,

which

defendants

moved

to dismiss

in June

2021.
In March

2022,

the

court

granted

defendants’

motion

to dismiss

that

complaint.

Plaintiffs

have

appealed

the

dismissal.
Similar class

actions

have been

filed concerning

European

government

bonds and

other government

bonds.
In May 2021, the European

Commission issued

a decision finding

that UBS and six other banks

breached European
Union antitrust rules in 2007–2011 relating

to European government bonds.

The European Commission fined UBS
EUR
172
m. UBS is

appealing

the amount

of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, our balance sheet at 30 June 2022

reflected a provision in an amount

that UBS believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
6. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our

balance sheet

at 30 June

2022 reflected

a

provision with

respect

to matters

described in

this

item

6

in

an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the resolution

thereof, factors that are

difficult to predict

and assess. Hence, as

in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.
7. Communications recordkeeping
The SEC and CFTC are conducting

investigations of UBS and

other financial institutions regarding compliance

with
records preservation requirements

relating to business

communications sent

over unapproved

electronic messaging
channels. UBS is cooperating with the investigations.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   45

Note 17

Supplemental guarantor information

required under SEC regulations
Joint liability of UBS Switzerland AG
In

2015,

the

Personal

&

Corporate

Banking

and

Wealth

Management

businesses

booked

in

Switzerland

were
transferred from UBS

AG to

UBS Switzerland AG

through an asset

transfer in accordance

with the Swiss

Merger
Act. Under the

terms of the

asset transfer agreement,

UBS Switzerland AG

assumed joint liability

for contractual
obligations of UBS AG

existing on the asset

transfer date, including the

full and unconditional guarantee

of certain
registered

debt

securities

issued

by

UBS

AG.

To

reflect

this

joint

liability,

UBS

Switzerland

AG

is

presented

in

a
separate column as a subsidiary co-guarantor.
The joint liability of UBS Switzerland AG

for contractual obligations of UBS AG decreased in

the first half of 2022
by USD
1.1
bn to USD
4.6
bn as of 30 June

2022. The decrease substantially

relates to a combination

of contractual
maturities, early extinguishments, fair value

movements and foreign currency effects.
Supplemental guarantor information
The following tables provide supplemental guarantor

information that is required under SEC

regulations.

Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2022
Interest income from financial instruments measured at amortized cost

and
fair value through other comprehensive income
1,506
1,775
1,638
(393)
4,526
Interest expense from financial instruments measured at amortized cost
(1,629)
(238)
(643)
597
(1,912)
Net interest income from financial instruments measured at fair value through
profit or loss
557
238
136
(165)
766
Net interest income
434
1,775
1,132
39
3,380
Other net income from financial instruments measured at fair value through profit or loss
2,373
469
468
535
3,845
Fee and commission income
1,634
2,606
7,230
(366)
11,103
Fee and commission expense
(373)
(247)
(678)
363
(934)
Net fee and commission income
1,261
2,359
6,552
(3)
10,169
Other income
3,653
104
1,944
(4,567)
1,135
Total revenues
7,721
4,708
10,095
(3,995)
18,529
Credit loss expense /

(release)
(31)
58
(4)
2
25
Personnel expenses
1,782
1,031
5,183
0
7,996
General and administrative expenses
1,642
1,688
2,596
(1,330)
4,597
Depreciation, amortization and impairment of non-financial

assets
432
158
366
(55)
900
Operating expenses
3,856
2,877
8,145
(1,385)
13,492
Operating profit /

(loss)

before tax
3,896
1,774
1,954
(2,612)
5,012
Tax expense /

(benefit)
(18)
322
557
165
1,026
Net profit /

(loss)
3,914
1,452
1,397
(2,777)
3,986
Net profit /

(loss)

attributable to non-controlling

interests
0
0
18
0
18
Net profit /

(loss)

attributable to shareholders
3,914
1,452
1,379
(2,777)
3,968
1 Amounts presented for UBS

AG standalone and UBS Switzerland

AG standalone represent IFRS standalone

information. Refer to the

UBS AG standalone and

UBS Switzerland AG standalone financial

statements
under “Complementary

financial information”

at ubs.com/investors for information

prepared in

accordance with

Swiss GAAP.

2 The

”Other subsidiaries“

column includes

consolidated information

for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   46

Note 17

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2022
Comprehensive income attributable to shareholders
Net profit /

(loss)
3,914
1,452
1,379
(2,777)
3,968
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
(107)
(688)
(647)
641
(801)
Financial assets measured at fair value through other comprehensive income, net of tax
(6)
10
0
3
Cash flow hedges, net of tax
(1,970)
(889)
(492)
(3)
(3,355)
Cost of hedging, net of tax
98
98
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,986)
(1,576)
(1,130)
637
(4,055)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
266
(94)
57
0
229
Own credit on financial liabilities designated at fair value, net of tax
693
693
Total other comprehensive income that will not be reclassified to the income statement, net of tax
960
(94)
57
0
922
Total other comprehensive income
(1,027)
(1,671)
(1,073)
637
(3,133)
Total comprehensive income attributable to shareholders
2,888
(219)
307
(2,140)
835
Total comprehensive income attributable to non-controlling

interests
9
9
Total comprehensive income
2,888
(219)
316
(2,140)
844
1 Amounts presented for UBS AG standalone

and UBS Switzerland AG standalone represent IFRS

standalone information. Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors,

for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   47

Note 17

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 30 June 2022
Assets
Cash and balances at central banks
59,370
90,860
40,123
190,353
Loans and advances to banks
42,132
5,491
22,312
(53,499)
16,435
Receivables from securities financing transactions
41,805
2,670
38,833
(20,018)
63,291
Cash collateral receivables on derivative instruments
43,818
1,678
12,272
(14,003)
43,766
Loans and advances to customers
90,042
221,084
99,876
(26,123)
384,878
Other financial assets measured at amortized cost
12,670
6,994
19,612
(1,725)
37,551
Total financial assets measured at amortized cost
289,837
328,778
233,028
(115,368)
736,274
Financial assets at fair value held for trading
89,694
103
13,797
(3,863)
99,730
of which: assets pledged as collateral that may be
sold or repledged by counterparties
37,941
0
5,475
(9,587)
33,830
Derivative financial instruments
156,767
5,938
41,755
(43,935)
160,524
Brokerage

receivables
11,126
8,485
(322)
19,289
Financial assets at fair value not held for trading
42,436
3,411
27,206
(15,812)
57,240
Total financial assets measured at fair value through profit or loss
300,022
9,451
91,243
(63,932)
336,784
Financial assets measured at fair value

through other comprehensive income
1,958
293
2,251
Investments in subsidiaries and associates
52,752
29
0
(51,687)
1,094
Property, equipment and software
5,830
1,601
3,965
(287)
11,109
Goodwill and intangible assets
213
6,072
27
6,312
Deferred tax assets
1,291
155
7,708
(71)
9,083
Other non-financial

assets
6,076
2,289
1,204
(2)
9,567
Total assets
657,978
342,304
343,513
(231,321)
1,112,474
Liabilities
Amounts due to banks

36,794
36,533
49,385
(107,510)
15,202
Payables from securities financing transactions
10,197
467
15,266
(19,973)
5,956
Cash collateral payables on derivative instruments
40,083
1,513
12,818
(13,946)
40,468
Customer deposits
92,389
270,219
137,714
14,023
514,344
Funding from UBS Group AG

57,089
57,089
Debt issued measured at amortized cost
56,722
9,181
1
(84)
65,820
Other financial liabilities measured at amortized cost
4,687
2,513
5,288
(1,972)
10,516
Total financial liabilities measured at amortized cost
297,960
320,426
220,471
(129,462)
709,395
Financial liabilities at fair value held for trading
25,548
337
8,250
(3,685)
30,450
Derivative financial instruments
152,244
6,325
42,254
(43,931)
156,892
Brokerage

payables designated at fair value
35,180
14,941
(322)
49,798
Debt issued designated at fair value
69,983
552
(78)
70,457
Other financial liabilities designated at fair value
16,347
16,528
(2,502)
30,373
Total financial liabilities measured at fair value through profit or loss
299,302
6,663
82,525
(50,520)
337,970
Provisions
1,864
282
1,280
(19)
3,407
Other non-financial

liabilities
1,248
895
4,420
54
6,618
Total liabilities
600,374
328,266
308,696
(179,947)
1,057,390
Equity attributable to shareholders
57,604
14,039
34,477
(51,374)
54,746
Equity attributable to non-controlling

interests
339
339
Total equity
57,604
14,039
34,816
(51,374)
55,085
Total liabilities and equity
657,978
342,304
343,513
(231,321)
1,112,474
1 Amounts presented for UBS AG standalone

and UBS Switzerland AG standalone represent IFRS

standalone information. Refer to the UBS

AG standalone and UBS Switzerland AG

standalone financial statements,
available under “Complementary financial information” at ubs.com/investors,

for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   48

Note 17

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated statement

of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the six months ended 30 June 2022
Net cash flow from /

(used

in) operating activities
13,625
6,134
(3,121)
16,639
Cash flow from /

(used

in) investing activities
Disposal of subsidiaries, associates and intangible assets
2
31
0
880
911
Purchase of property, equipment and software
(276)
(145)
(275)
(695)
Disposal of property, equipment and software
3
0
0
3
Purchase of financial assets measured at fair value through other comprehensive income
(2,275)
0
(547)
(2,821)
Disposal and redemption of financial assets measured at fair value through other comprehensive
income
1,498
0
794
2,291
Net (purchase)

/

redemption of debt securities measured at amortized cost
(3,719)
(309)
(226)
(4,254)
Net cash flow from /

(used

in) investing activities
(4,738)
(454)
627
(4,565)
Cash flow from /

(used

in) financing activities
Net short-term

debt issued /

(repaid)
(10,421)
(3)
(16)
(10,440)
Distributions paid on UBS AG shares
(4,200)
0
0
(4,200)
Issuance of debt designated at fair value and long-term

debt measured at amortized cost
3
48,258
550
48
48,856
Repayment of debt designated at fair value and long-term

debt measured at amortized cost
3
(35,671)
(385)
(253)
(36,309)
Net cash flows from other financing activities
(130)
0
(211)
(341)
Net activity related to group internal capital transactions

and dividends
4,092
(2,088)
(2,004)
0
Net cash flow from /

(used

in) financing activities
1,929
(1,926)
(2,436)
(2,433)
Total cash flow
Cash and cash equivalents at the beginning of the year
57,895
92,799
57,061
207,755
Net cash flow from /

(used

in) operating, investing and financing activities
10,816
3,755
(4,930)
9,642
Effects of exchange rate differences on cash and cash equivalents
(3,671)
(4,342)
(1,635)
(9,648)
Cash and cash equivalents at the end of the period
4
65,040
92,212
50,496
207,748
1 Cash flows generally represent a third-party

view from a UBS AG consolidated perspective,

except for Net activity related to

group internal capital transactions and dividends.

2 Includes cash proceeds from the
sale of UBS’s

shareholding in its

Japanese real estate joint

venture, Mitsubishi Corp.

-UBS

Realty Inc. and dividends

received from associates.

3 Includes

funding from UBS Group

AG to UBS AG.

4 Consists of
balances with an original maturity of three months or less. USD
4,434
m were restricted.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   49

Note 17

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2021
Interest income from financial instruments measured at amortized cost

and
fair value through other comprehensive income
1,521
1,812
1,228
(356)
4,205
Interest expense from financial instruments measured at amortized cost
(1,441)
(276)
(517)
515
(1,719)
Net interest income from financial instruments measured at fair value through
profit or loss
619
114
110
(133)
710
Net interest income
699
1,650
820
26
3,196
Other net income from financial instruments measured at fair value through profit or loss
1,757
417
720
(109)
2,785
Fee and commission income
2,064
2,571
7,996
(387)
12,244
Fee and commission expense
(412)
(239)
(690)
380
(962)
Net fee and commission income
1,652
2,331
7,306
(7)
11,282
Other income
3,231
118
519
(3,333)
535
Total revenues
7,340
4,516
9,364
(3,422)
17,798
Credit loss expense /

(release)
(47)
(80)
(3)
23
(108)
Personnel expenses
1,915
1,116
5,125
1
8,158
General and administrative expenses
1,722
1,710
2,152
(1,373)
4,211
Depreciation, amortization and impairment of non-financial

assets
457
141
364
(57)
905
Operating expenses
4,095
2,967
7,641
(1,429)
13,274
Operating profit /

(loss)

before tax
3,293
1,629
1,726
(2,016)
4,632
Tax expense /

(benefit)
222
299
493
(13)
1,001
Net profit /

(loss)
3,070
1,331
1,233
(2,003)
3,631
Net profit /

(loss)

attributable to non-controlling

interests
0
0
9
0
9
Net profit /

(loss)

attributable to shareholders
3,070
1,331
1,224
(2,003)
3,623
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG standalone

represent IFRS standalone information. Refer to

the UBS AG standalone and

UBS Switzerland AG standalone financial

statements
under “Complementary financial

information” at ubs.com/investors for information prepared

in accordance with

Swiss GAAP.

2 The

”Other subsidiaries“

column includes consolidated

information for the

UBS
Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   50

Note 17

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2021
Comprehensive income attributable to shareholders
Net profit /

(loss)
3,070
1,331
1,224
(2,003)
3,623
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
(38)
(641)
(287)
515
(452)
Financial assets measured at fair value through other comprehensive income, net of tax
0
0
(88)
0
(88)
Cash flow hedges, net of tax
(662)
(159)
(110)
(5)
(937)
Cost of hedging, net of tax
(23)
(23)
Total other comprehensive income that may be reclassified to the income statement, net of tax
(723)
(801)
(485)
509
(1,500)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
41
(123)
50
0
(31)
Own credit on financial liabilities designated at fair value, net of tax
89
89
Total other comprehensive income that will not be reclassified to the income statement, net of tax
131
(123)
50
0
58
Total other comprehensive income
(592)
(924)
(435)
509
(1,442)
Total comprehensive income attributable to shareholders
2,478
407
790
(1,494)
2,181
Total comprehensive income attributable to non-controlling

interests
10
10
Total comprehensive income
2,478
407
800
(1,494)
2,192
1 Amounts presented for UBS AG standalone

and UBS Switzerland AG standalone represent IFRS

standalone information. Refer to the UBS

AG standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors,

for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   51

Note 17

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2021
Assets
Cash and balances at central banks
53,839
91,031
47,946
192,817
Loans and advances to banks
39,681
7,066
19,858
(51,245)
15,360
Receivables from securities financing transactions
50,566
5,438
40,585
(21,577)
75,012
Cash collateral receivables on derivative instruments
29,939
779
10,314
(10,518)
30,514
Loans and advances to customers
101,458
230,170
93,252
(26,188)
398,693
Other financial assets measured at amortized cost
8,902
6,828
12,377
(1,870)
26,236
Total financial assets measured at amortized cost
284,385
341,312
224,332
(111,397)
738,632
Financial assets at fair value held for trading
116,370
79
16,740
(2,156)
131,033
of which: assets pledged as collateral that

may be sold or repledged by counterparties
47,891
0
6,073
(10,568)
43,397
Derivative financial instruments
113,426
4,199
35,567
(35,047)
118,145
Brokerage

receivables
14,563
7,283
(7)
21,839
Financial assets at fair value not held for trading
37,532
5,413
33,940
(17,243)
59,642
Total financial assets measured at fair value through profit or loss
281,891
9,691
93,531
(54,454)
330,659
Financial assets measured at fair value

through other comprehensive income
1,007
7,837
8,844
Investments in subsidiaries and associates
54,204
37
40
(53,038)
1,243
Property, equipment and software
6,501
1,456
4,048
(293)
11,712
Goodwill and intangible assets
213
6,138
28
6,378
Deferred tax assets
936
7,903
8,839
Other non-financial

assets
5,757
2,424
1,656
(1)
9,836
Total assets
634,894
354,921
345,484
(219,154)
1,116,145
Liabilities
Amounts due to banks

34,691
33,453
50,405
(105,448)
13,101
Payables from securities financing transactions
16,711
526
9,910
(21,615)
5,533
Cash collateral payables on derivative instruments
30,260
153
11,845
(10,458)
31,801
Customer deposits
101,093
286,488
142,967
14,287
544,834
Funding from UBS Group AG
57,295
57,295
Debt issued measured at amortized cost
73,045
9,460
(73)
82,432
Other financial liabilities measured at amortized cost
4,477
2,477
5,057
(2,245)
9,765
Total financial liabilities measured at amortized cost
317,572
332,556
220,184
(125,551)
744,762
Financial liabilities at fair value held for trading
25,711
372
7,652
(2,046)
31,688
Derivative financial instruments
116,588
4,053
35,731
(35,063)
121,309
Brokerage

payables designated at fair value
30,497
13,548
(1)
44,045
Debt issued designated at fair value
70,660
785
14
71,460
Other financial liabilities designated at fair value
11,127
24,454
(3,167)
32,414
Total financial liabilities measured at fair value through profit or loss
254,584
4,425
82,171
(40,263)
300,916
Provisions
2,023
297
1,153
(21)
3,452
Other non-financial

liabilities
1,799
1,278
5,528
(33)
8,572
Total liabilities
575,978
338,556
309,036
(165,868)
1,057,702
Equity attributable to shareholders
58,916
16,365
36,108
(53,287)
58,102
Equity attributable to non-controlling

interests
340
340
Total equity
58,916
16,365
36,448
(53,287)
58,442
Total liabilities and equity
634,894
354,921
345,484
(219,154)
1,116,145
1 Amounts presented for UBS AG standalone

and UBS Switzerland AG standalone represent IFRS

standalone information. Refer to the UBS

AG standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors,

for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2022 report |
Consolidated   financial   statements   |   Notes   to   the   UBS   AG   interim   consolidated   financial   statements   (unaudited)   52

Note 17

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the six months ended 30 June 2021
Net cash flow from /

(used

in) operating activities
(3,264)
1,407
445
(1,413)
Cash flow from /

(used

in) investing activities
Purchase of subsidiaries, associates and intangible assets
0
(1)
0
(1)
Disposal of subsidiaries, associates and intangible assets
2
16
0
421
437
Purchase of property, equipment and software
(313)
(134)
(310)
(757)
Disposal of property, equipment and software
264
0
1
264
Purchase of financial assets measured at fair value through other comprehensive income
(11)
0
(1,939)
(1,950)
Disposal and redemption of financial assets measured at fair value through other comprehensive
income
11
0
2,313
2,324
Net (purchase)

/

redemption of debt securities measured at amortized cost
273
293
(449)
116
Net cash flow from /

(used

in) investing activities
239
158
36
434
Cash flow from /

(used

in) financing activities
Net short-term

debt issued /

(repaid)
(3,863)
(14)
0
(3,877)
Distributions paid on UBS AG shares
(4,539)
0
0
(4,539)
Issuance of debt designated at fair value and long-term

debt measured at amortized cost
3
63,422
289
134
63,845
Repayment of debt designated at fair value and long-term

debt measured at amortized cost
3
(44,428)
(570)
(246)
(45,244)
Net cash flows from other financing activities
(143)
0
(134)
(278)
Net activity related to group internal capital transactions

and dividends
2,224
(537)
(1,687)
0
Net cash flow from /

(used

in) financing activities
12,673
(833)
(1,932)
9,908
Total cash flow
Cash and cash equivalents at the beginning of the year
39,400
93,342
40,689
173,430
Net cash flow from /

(used

in) operating, investing and financing activities
9,648
732
(1,451)
8,929
Effects of exchange rate differences on cash and cash equivalents
(945)
(3,926)
(518)
(5,389)
Cash and cash equivalents at the end of the period
4
48,103
90,148
38,721
176,971
1 Cash flows generally represent a third-party

view from a UBS AG consolidated perspective,

except for Net activity related

to group internal capital transactions and

dividends.

2 Includes cash proceeds from the
sale of UBS’s minority investment in Clearstream Fund Centre and dividends received from associates.

3 Includes funding from UBS Group AG to UBS AG.

4 Consists of balances with an original maturity of three
months or less. USD
3,432
m were restricted.

UBS AG Second quarter 2022 report |
UBS   AG   standalone   financial   information   |   UBS   AG   interim   standalone   financial   information   (unaudited)   53
UBS AG standalone financial
information
Unaudited

Table of contents
UBS AG interim standalone financial information
(unaudited)
54
Income statement
55
Balance sheet
56
Basis of accounting

UBS AG Second quarter 2022 report |
UBS   AG   standalone   financial   information   |   UBS   AG   interim   standalone   financial   information   (unaudited)   54
UBS AG interim standalone financial information (unaudited)

Income statement
USD m CHF m
Year-to-date Year-to-date
30.6.22 30.6.21 30.6.22 30.6.21
Interest and discount income
1
2,120 2,039 2,002 1,865
Interest and dividend income from trading portfolio
1
1,167 1,332 1,103 1,221
Interest and dividend income from financial investments 90 51 85 46
Interest expense
2
(3,060) (2,582) (2,904) (2,361)
Gross interest income 316 839 286 772
Credit loss (expense)

/

release
27 60 25 55
Net interest income 343 898 311 828
Fee and commission income from securities and investment

business and other fee and commission income
1,572 1,985 1,477 1,814
Credit-related

fees and commissions
53 64 50 59
Fee and commission expense (373) (412) (352) (376)
Net fee and commission income 1,251 1,637 1,175 1,497
Net trading income 3,303 1,544 3,110 1,383
Net income from disposal of financial investments (37) 54 (35) 50
Dividend income from investments in subsidiaries and

other participations
4,405 2,358 4,248 2,181
Income from real estate holdings 200 259 188 237
Sundry ordinary income 718 701 676 642
Sundry ordinary expenses (651) (167) (610) (150)
Other income from ordinary activities 4,636 3,205 4,468 2,959
Total operating income 9,532 7,284 9,064 6,667
Personnel expenses 1,505 1,881 1,417 1,713
General and administrative expenses 1,738 1,788 1,637 1,634
Subtotal operating expenses 3,243 3,669 3,054 3,347
Impairment of investments in subsidiaries and other participations 1,218 39 1,156 37
Depreciation, amortization and impairment of property, equipment, software and intangible assets
372 391 350 358
Changes in provisions for litigation, regulatory and similar matters, and other provisions 22 74 20 68
Total operating expenses 4,855 4,173 4,580 3,811
Operating profit 4,677 3,111 4,484 2,856
Extraordinary income 9 136 8 126
Extraordinary expenses 0 1 0 1
Tax expense /

(benefit)
143 202 135 183
Net profit /

(loss)

4,543 3,045 4,356 2,797
1 Interest income includes negative interest income of approximately USD 0.3bn (CHF

0.3bn) for the period ended 30

June 2022 (approximately

USD 0.2bn (CHF

0.2bn) for the period ended 30
June 2021).

2 Includes negative interest expense on financial liabilities of approximately USD 0.3bn (CHF

0.3bn) for the period ended 30

June 2022 (approximately

USD 0.2bn (CHF

0.2bn) for the period ended 30 June 2021).

UBS AG Second quarter 2022 report |
UBS   AG   standalone   financial   information   |   UBS   AG   interim   standalone   financial   information   (unaudited)   55

Balance sheet

USD m CHF m
30.6.22 31.12.21 30.6.22 31.12.21
Assets
Cash and balances at central banks 59,122 53,760 56,481 49,012
Due from banks 38,216 33,330 36,509 30,386
Receivables from securities financing transactions

52,034 56,336 49,709 51,360
Due from customers 111,814 121,812 106,819 111,052
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity
1
27,098 27,530 25,887 25,098
Mortgage loans 4,874 5,492 4,656 5,007
Trading portfolio assets 92,345 119,795 88,219 109,213
Derivative financial instruments 20,069 11,921 19,172 10,868
Financial investments 26,742 19,482 25,547 17,761
Accrued income and prepaid expenses 1,314 1,213 1,255 1,106
Investments in subsidiaries and other participations 49,731 50,671 47,509 46,195
Property, equipment and software 5,185 5,580 4,953 5,087
Other assets 9,807 2,927 9,368 2,667
Total assets 498,351 509,851 476,084 464,814
of which: subordinated assets 18,199 18,751 17,386 17,095
of which: subject to mandatory conversion and /

or debt waiver

17,491 17,813 16,709 16,239
Liabilities
Due to banks 44,532 40,293 42,542 36,734
Payables from securities financing transactions

22,456 23,046 21,453 21,010
Due to customers 136,591 141,119 130,489 128,654
Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level measured at
amortized cost
1
60,235 57,078 57,544 52,036
Trading portfolio liabilities 25,548 25,711 24,407 23,440
Derivative financial instruments 16,658 14,128 15,914 12,880
Financial liabilities designated at fair value 70,364 73,081 67,220 66,625 of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level

1
1,864 2,137 1,781 1,948
Bonds issued 60,662 73,631 57,951 67,127
of which: eligible as total loss-absorbing

capacity at UBS AG level

1
5,041 5,048 4,816 4,602
Accrued expenses and deferred income 2,387 2,919 2,280 2,661
Other liabilities 2,162 2,305 2,064 2,100
Provisions 2,009 2,136 1,920 1,947
Total liabilities 443,604 455,446 423,782 415,215
Equity
Share capital 393 393 386 386
General reserve 36,326 36,326 35,649 35,649
of which: statutory capital reserve 36,326 36,326 35,649 35,649 of which: capital contribution reserve 36,326 36,326 35,649 35,649
Voluntary earnings reserve 13,485 11,138 11,911 7,552
Net profit /

(loss)

for the period
4,543 6,548 4,356 6,013
Total equity

54,747 54,405 52,302 49,599
Total liabilities and equity 498,351 509,851 476,084 464,814 of which: subordinated liabilities 67,802 65,219 64,772 59,459 of which: subject to mandatory conversion and /

or debt waiver

67,241 64,654 64,237 58,943
1 Represents the Swiss GAAP carrying amount of instruments qualifying as total loss-absorbing capital.

UBS AG Second quarter 2022 report |
UBS   AG   standalone   financial   information   |   UBS   AG   interim   standalone   financial   information   (unaudited)   56

Basis of accounting
UBS

AG

standalone

financial

statements are

prepared

in

accordance

with

Swiss

GAAP

(the

FINMA

Accounting
Ordinance, FINMA Circular 2020/1 “Accounting

– banks” and the Banking Ordinance).

The accounting policies

are principally the

same as the

IFRS-based accounting policies

for the consolidated

financial
statements outlined in Note 1

to the consolidated financial statements of

UBS AG included in the UBS Group

AG
and

UBS AG

Annual

Report

2021.

Major

differences

between

the

Swiss

GAAP

requirements

and

International
Financial Reporting

Standards are

described in Note

35 to the

consolidated financial

statements of

UBS AG. Further
information on

the accounting

policies applied

for the

standalone financial

statements of

UBS AG is

provided in
Note 2 to the UBS AG standalone financial

statements as of 31 December 2021.

In

preparing

the

interim

financial

information

for

UBS AG,

the

same

accounting

policies

and

methods

of
computation have been applied as in the annual

standalone financial statements as

of 31 December 2021.
This interim financial

information is

unaudited and

should be

read in conjunction

with the audited

2021 standalone
financial statements of UBS AG, available under

“Holding company and significant

regulated subsidiaries and sub-
groups” under complementary financial information

at
ubs.com/investors
.

UBS AG Second quarter 2022 report |
Appendix   57
Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting

standards

or

in

other

applicable

regulations.

We

report

a

number

of

APMs

in

our

external

reports
(annual,

quarterly

and

other

reports).

We

use

APMs

to

provide

a

more

complete

picture

of

our

operating
performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify

as non-GAAP measures as defined

by US Securities and Exchange Commission
(SEC) regulations.

APM label Calculation
Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on

loans
or credit facilities. At the end of each month, any client
that has logged on at least once in that

month is
determined to be “active” (a log-in time stamp

is
allocated to all business relationship numbers or

per
legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships operated

by
Personal Banking, excluding persons under the

age of
15, clients who do not have a private account,

clients
domiciled outside Switzerland and clients who have
defaulted on loans or credit facilities. At the

end of
each month, any client that has logged on

at least once
in that month is determined to be “active”

(a log-in
time stamp is allocated to all business relationship
numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships operated

by
Personal Banking, excluding persons under the

age of
15, clients who do not have a private account,

clients
domiciled outside Switzerland and clients who have
defaulted on loans or credit facilities. At the

end of
each month, any client that has logged on via

the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee and trading income for Corporate
& Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &

Institutional
Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.

UBS AG Second quarter 2022 report |
Appendix   58
APM label
Calculation

Information content
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment,

mutual,

hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Fee-generating asset margin (bps)
– Global Wealth Management
Calculated as revenues from fee-generating assets (a
portion of which is included in recurring fee income
and a portion of which is included in transaction-
based income, annualized as applicable) divided

by
average fee-generating assets for the relevant
mandate fee billing period. For the US, fees have
been billed on daily balances since the fourth

quarter
of 2020 and average fee-generating assets

are
calculated as the average of the monthly

average
balances. Prior to the fourth quarter of 2020, billing
was based on prior quarter-end balances,

and the
average fee-generating assets were thus the prior
quarter-end balance. For balances outside of

the US,
billing is based on prior month-end balances

and
average fee-generating assets are thus the average

of
the prior month-end balances.
This measure provides information about the revenues
from fee-generating assets in relation to their average
volume during the relevant mandate fee billing
period.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Invested assets (USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking,

Asset Management
Calculated as the sum of managed fund assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)

– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds),

mandates
and third-party life insurance operated in Personal
Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds), mandates and third-party life
insurance operated in Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of the net amount of

fee-
generating asset inflows and outflows, including
dividend and interest inflows into mandates and
outflows from mandate fees paid by clients during

a
specific period. Excluded from the calculation are the
effects on fee-generating assets of strategic decisions
by UBS to exit markets

or services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows,

excluding
movements due to market performance and

foreign
exchange translation,

as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets

or services.
Net new fee-generating asset

growth rate (%)
– Global Wealth Management
Calculated as the sum of the net amount of

fee-
generating asset inflows and outflows recorded
during a specific period (annualized as applicable)
divided by total fee-generating assets at the
beginning of the period.
This measure provides information about the growth
of fee-generating assets during a specific

period as a
result of net new fee-generating asset flows.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of the net amount of inflows
and outflows of investment products during

a specific
period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.

UBS AG Second quarter 2022 report |
Appendix   59
APM label
Calculation

Information content
Net new money (USD)
– Global Wealth Management,

Asset Management

Calculated as the sum of the net amount of inflows
and outflows of invested assets (as defined

in UBS
policy) recorded during a specific period. Excluded
from the calculation are the effects on invested assets
of strategic decisions by UBS to exit markets

or
services. Net new money for Global Wealth
Management is disclosed on an annual basis.

Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows and
excludes movements due to market performance,
foreign exchange translation, dividends, interest and
fees, as well as the effects on invested assets of
strategic decisions by UBS to exit markets or

services.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Pre-tax profit growth (%)
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity (%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on

common equity

tier 1

capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share

(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Transaction-based income

(USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.

UBS AG Second quarter 2022 report |
Appendix   60

Abbreviations frequently used in our financial reports

A
ABS   asset - backed securities
AGM   Annual General Meeting of
shareholders
A - IRB   advanced internal ratings -
based
AIV   alternative investment
vehicle
ALCO   Asset and Liability
Committee
AMA   advanced measurement
approach
AML   anti - money laundering
AoA   Articles of Association
APM   alternative performance
measure
ARR   alternative reference rate
ARS   auction rate securities
ASF   available stable funding
AT1   additional tier 1
AuM   assets under management

B
BCBS   Basel Committee on
Banking Supervision
BIS   Bank for International
Settlements
BoD   Board of Directors

C
CAO   Capital Adequacy
Ordinance
CCAR   Comprehensive Capital
Analysis and Review
CCF   credit conversion factor
CCP   central counterparty
CCR   counterparty credit risk
CCRC   Corporate Culture and
Responsibility Committee
CDS   credit default swap
CEA   Commodity Exchange Act
CEO   Chief Executive Officer
CET1   common equity tier 1
CFO   Chief Financial Officer
CFTC   US Commodity Futures
Trading Commission
CGU   cash - generating unit
CHF   Swiss franc
CIO   Chief Investment Office
CLS   Continuous Linked
Settlement
C&ORC   Compliance & Operational
Risk Control
CRD IV   EU Capital Requirements
Directive of 2013
CRM   credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST   combined stress test
CUSIP   Committee on Uniform
Security Identification
Procedures
CVA   credit valuation adjustment

D
DBO   defined benefit obligation
DCCP   Deferred Contingent
Capital Plan

DM   discount margin
DOJ   US Department of Justice
DTA   deferred tax asset
DVA   debit valuation adjustment

E
EAD   exposure at default
EB   Executive Board
EC   European Commission
ECB   European Central Bank
ECL   expected credit loss
EGM   Extraordinary General
Meeting of shareholders
EIR   effective interest rate
EL   expected loss
EMEA   Europe, Middle East and
Africa
EOP   Equity Ownership Plan
EPS   earnings per share
ESG   environmental, social and
governance
ETD   exchange - traded derivativ es
ETF   exchange - traded fund
EU   European Union
EUR   euro
EURIBOR   Euro Interbank Offered Rate
ESR   environmental and social
risk
EVE   economic value of equity
EY   Ernst & Young Ltd

F
FA   financial advisor
FCA   UK Financial Conduct
Authority
FCT   foreign currency t ranslation
FINMA   Swiss Financial Market
Supervisory Authority
FMIA   Swiss Financial Market
Infrastructure Act
FSB   Financial Stability Board
FTA   Swiss Federal Tax
Administration
FVA   funding valuation
adjustment
FVOCI   fair value through other
comprehensive income
FVTPL   fair value through profit or
loss
FX   foreign exchange

G
GAAP   generally accepted
accounting principles
GBP   pound sterling
GCRG   Group Compliance,
Regulatory & Governance
GDP   gross domestic product
GEB   Group Executive Board
GHG   gre enhouse gas
GIA   Group Internal Audit
GMD   Group Managing Director
GRI   Global Reporting Initiative
G - SIB   global systemically
important bank

H
Hong K ong   Hong Kong Special
SAR   Administrative Region of
the People’s Republic of
  China
HQLA

high-quality liquid assets

I
IAS   International Accounting
Standards
IASB   International Accounting
Standards Board
IBOR   interbank offered rate
IFRIC   International Financial
Reporting Interpretations
Committee
IFRS   International Financial
Reporting Standards
IRB   internal ratings - based
IRRBB   interest rate risk in the
banking book
ISDA   International Swaps and
Derivatives Association
ISIN   International Securities
Identification Number

UBS AG Second quarter 2022 report |
Appendix   61

Abbreviations frequently used in our financial reports (continued)

K
KRT   Key Risk Taker

L
LAS   liquidity - adjusted stress
LCR   liquidity coverage ratio
LGD   loss given default
LIBOR   London Interbank Offered
Rate
LLC   limited liability company
LoD   lines of defense
LRD   leve rage ratio denominator
LTIP   Long - Term Incentive Plan
LTV   loan - to - value

M
M&A   mergers and acquisitions
MiFID II   Markets in Financial
Instruments Directive II
MRT   Material Risk Taker

N
NAV   net asset value
NII   net interest income
NSFR   net stable funding ratio
NYSE   New York Stock Exchange

O
OCA   own credit adjustment
OCI   other comprehensive
income
ORF   operational risk framework
OTC   over - the - counter

P
PD   probability of default
PIT   point in time
P&L   profit or loss
POCI   purchased or originated
credit-impaired
PRA   UK Prudential Regulation
Authority

PRV   positive replacement value
R
RBA   role - based allowance
RBC   risk - based capital
RbM   risk - based monitoring
REIT   real estate investment trust
RMBS   residential mortgage -
backed securities
RniV   risks not in VaR
RoCET1   return on CET1 capital
RoTE   return on tangible equity
RoU   right - of - use
rTSR   relative total shareholder
return
RWA   risk - weighted assets

S
SA   standardized approach
SA - CCR   standardized approach for
counterparty credit risk
SAR   Special Administrative
Region
SBC   Swiss Bank Corporation
SDG   Sustainable Development
Goal
SE   structured entity
SEC   US Securities and Exchange
Commission
SEEOP   Senior Executive Equity
Ownership Plan

SFT   securities financing
transaction
SI   susta inable investing or
  sustainable investments
SIBOR   Singapore Interbank
Offered Rate
SICR   significant increase in credit
risk
SIX   SIX Swiss Exchange
SME   small and medium - sized
entities
SMF   Senior Management
Function
SNB   Swiss National Bank
SOR   Singapore Swap Offer Rate
SPPI   solely payments of principal
and interest
SRB   systemically relevant bank
SRM   specific risk measure
SVaR   stressed value - at - risk
T
TBTF   too big to fail
TCFD
Task

Force on Climate
-
related Financial Disclosures
TIBOR   Tokyo Interbank Offered
Rate
TLAC   total loss - absorbing capacity

U
UoM   units of measure
USD   US dollar

V
VaR   value - at - risk
VAT   value added tax

This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG Second quarter 2022 report |
Appendix   62
Information sources

Reporting publications
Annual publications
Annual Report (SAP

No. 80531): Published in

English, this single-volume

report provides descriptions

of: our Group
strategy

and

performance;

the

strategy

and

performance

of

the

business

divisions

and

Group

Functions;

risk,
treasury

and

capital

management;

corporate

governance,

corporate

responsibility

and

our

compensation
framework, including information about compensation for the Board of Directors and the Group

Executive Board
members; and financial information, including

the financial statements.

Geschäftsbericht

(SAP No.

80531): This

publication provides

a German

translation

of selected

sections of

our Annual
Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance,

with
a focus on corporate responsibility at UBS.

It is published in English, German, French and

Italian.

Compensation

Report

(SAP

No.

82307):

This

report

discusses

our

compensation

framework

and

provides
information about compensation

for the Board of

Directors and the

Group Executive Board

members. It is

available
in English and German.
Quarterly publications

The quarterly financial report provides an update

on our strategy and performance for

the respective quarter. It is
available in English.
How to order publications
The annual

and quarterly

publications are

available in

a fully

digital and

.pdf format at
ubs.com/investors
, under
“Financial information.” Printed copies of

our Annual Report (in English) and our

Compensation Report (in English
and German), as

well as a

German translation of

selected sections of

our Annual Report,

can be

requested from
UBS

free

of

charge.

For

annual

publications,

refer

to

the

“Investor

services”

section

at
ubs.com/investors.
Alternatively, they

can be

ordered by

quoting the

SAP number

and the

language preference,

where applicable,

from
UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich,

Switzerland.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results
-
related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

our corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Our quarterly

results presentations

are webcast

live. Recordings

of most

presentations can

be downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
We file periodic

reports and submit

other information about

UBS to the

SEC. Principal among

these filings is

the
annual report on

Form 20-F, filed

pursuant to the

US Securities Exchange Act

of 1934. The

filing of Form

20-F is
structured as

a wraparound

document. Most

sections of

the filing

can be

satisfied by

referring to

the combined
UBS Group

AG and UBS

AG annual

report. However,

there is a

small amount

of additional

information in

Form 20-F
that is not

presented elsewhere and is

particularly targeted at readers in

the US. Readers are

encouraged to refer
to this

additional disclosure. Any

document that

we file

with the

SEC is

available on

the SEC’s

website:
sec.gov
.
Refer to
ubs.com/investors

for more information.

UBS AG Second quarter 2022 report |
Appendix   63

Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause

actual developments and

results to differ

materially from UBS’s

expectations. Russia’s invasion of

Ukraine has led

to heightened volatility
across global markets, to the coordinated implementation of sanctions on Russia and Belarus, Russian and Belarusian entities and nationals, and to heightened political tensions across the globe. In addition, the war has caused significant population displacement,

and if the conflict continues, the scale of disruption will
increase and

may come

to include

wide-scale shortages of

vital commodities, including

causing food

insecurity.

The speed

of implementation and

extent of
sanctions, as well as

the uncertainty as to

how the situation will

develop, may have significant adverse

effects on the market

and macroeconomic conditions,
including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans,

outlook and other objectives also include, but are

not limited to: (i) the

degree to which UBS is successful

in the
ongoing execution of its

strategic plans, including

its cost reduction and

efficiency initiatives and its

ability to manage its

levels of risk-weighted

assets (RWA) and
leverage ratio denominator

(LRD), liquidity coverage

ratio and other

financial resources, including

changes in RWA

assets and liabilities

arising from higher

market
volatility; (ii)

the degree

to

which UBS

is successful

in

implementing changes

to

its businesses

to

meet changing

market, regulatory

and other

conditions;
(iii) increased interest rate volatility in major

markets; (iv) developments in the

macroeconomic climate and in the

markets in which UBS operates or

to which it is
exposed, including movements in

securities prices or

liquidity, credit

spreads, and currency

exchange rates, and

the effects of

economic conditions, including
increasing inflationary pressures, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or
creditworthiness of UBS’s clients and

counterparties, as well as on

client sentiment and levels of

activity, including

the COVID-19 pandemic and the measures
taken to manage it, which

have had and may also

continue to have a significant

adverse effect on global and

regional economic activity, including disruptions to
global supply chains and

labor market displacements; (v) changes in

the availability of capital

and funding, including any

changes in UBS’s credit

spreads and
ratings, as well

as availability and

cost of funding

to meet requirements

for debt eligible

for total loss-absorbing capacity

(TLAC); (vi) changes

in central bank
policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European

Union and other financial centers that have
imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding
requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to
make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments;
(viii) UBS’s ability

to maintain and

improve its systems

and controls for

complying with sanctions

in a

timely manner and

for the detection

and prevention of
money laundering

to meet

evolving regulatory

requirements and

expectations, in

particular in

current geopolitical

turmoil; (ix)

the uncertainty

arising from
domestic stresses

in certain

major economies;

(x) changes

in UBS’s

competitive position,

including whether

differences in

regulatory capital

and other

requirements
among the major financial

centers adversely affect UBS’s

ability to compete in certain

lines of business; (xi)

changes in the standards

of conduct applicable to

our
businesses that

may result

from new

regulations or

new enforcement

of existing

standards, including

measures to

impose new

and enhanced

duties when
interacting with customers and in

the execution and handling of

customer transactions; (xii) the liability

to which UBS may be exposed,

or possible constraints or
sanctions

that

regulatory

authorities

might

impose

on

UBS,

due

to

litigation,

contractual

claims

and

regulatory

investigations,

including

the

potential

for
disqualification from

certain businesses,

potentially large

fines or

monetary penalties,

or the

loss of

licenses or

privileges as

a

result of

regulatory or

other
governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the
amount of capital available for return to shareholders;

(xiii) the effects on UBS’s cross-border banking business of sanctions,

tax or regulatory developments and
of possible changes in UBS’s policies

and practices relating to this business;

(xiv) UBS’s ability to retain and attract

the employees necessary to generate

revenues
and to manage, support and control

its businesses, which may be affected by

competitive factors; (xv) changes in accounting or tax standards or policies, and
determinations or interpretations affecting the recognition of gain or loss, the valuation of

goodwill, the recognition of deferred tax

assets and other matters;
(xvi) UBS’s ability

to implement new

technologies and business

methods, including digital

services and technologies,

and ability to

successfully compete

with both
existing and

new financial service

providers, some of

which may not

be regulated

to the same

extent; (xvii)

limitations on the

effectiveness of UBS’s

internal
processes for risk management, risk

control, measurement and modeling,

and of financial models generally;

(xviii) the occurrence of operational failures,

such as
fraud, misconduct, unauthorized trading, financial

crime, cyberattacks, data leakage and

systems failures, the risk of which is increased with cyberattack threats
from nation states

and while

COVID-19 control

measures require large

portions of

the staff

of both UBS

and its

service providers

to work

remotely; (xix) restrictions
on the ability of UBS Group AG

to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions,
directly or indirectly, or,

in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation

to protective measures, restructuring

and liquidation proceedings; (xx) the

degree to which changes

in regulation, capital or

legal
structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be

required by

UBS, governments

and others

to achieve

goals relating

to climate,

environmental and

social matters,

as well

as the

evolving nature

of
underlying science and industry and governmental standards and regulations; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and

the additional consequences

that this may have

on our business

and performance. The

sequence in which the

factors above are presented
is not indicative of their

likelihood of occurrence or the

potential magnitude of their

consequences. Our business

and financial performance could

be affected by
other factors identified in

our past and future filings

and reports, including those filed

with the US Securities

and Exchange Commission (the

SEC). More detailed
information about those factors is set forth in documents

furnished by UBS and filings made by UBS

with the SEC, including UBS’s Annual Report on Form

20-F
for

the year

ended

31 December 2021.

UBS

is not

under any

obligation to

(and

expressly

disclaims any

obligation to)

update or

alter

its

forward-looking
statements, whether as a result of new information,

future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form
F-3 (Registration

Number 333-263376), and

of UBS

Group AG

on Form

S-8 (Registration Numbers

333-200634;
333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143),

and
into

each

prospectus outstanding

under any

of

the

foregoing registration

statements, (2)

any

outstanding offering
circular or similar document issued or

authorized by UBS AG that incorporates

by reference any Forms 6-K of

UBS
AG that are incorporated into

its registration statements filed with

the SEC, and (3) the

base prospectus of Corporate
Asset Backed

Corporation (“CABCO”)

dated June

23, 2004

(Registration Number

333-111572),

the Form

8-K of
CABCO filed and dated

June 23, 2004 (SEC File

Number 001-13444), and the Prospectus

Supplements relating to
the CABCO

Series 2004-101

Trust

dated May

10, 2004

and May

17, 2004

(Registration Number

033-91744 and
033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:

/s/ Ralph Hamers ________________
Name:

Ralph Hamers
Title:

President of the Executive Board

By:

/s/ Sarah Youngwood_____________
Name:

Sarah Youngwood
Title:

Chief Financial Officer

By:

/s/ Christopher Castello____________
  Name:   Christopher Castello
  Title:   Controller and Chief Accounting Officer

Date:

July 29, 2022